Filed pursuant to Rule 424(b)(3)

Registration No. 333-109489

PROSPECTUS

$210,000,000

3.25% Convertible Notes due August 1, 2010

and the Class A Common Stock

Issuable Upon Conversion of the Notes

In August 2003, we issued $210,000,000 principal amount of our 3.25% convertible notes due August 1, 2010 in a private placement. This prospectus will be used by selling securityholders to resell their notes and the shares of our Class A common stock issuable upon conversion of the notes from time to time. This prospectus also relates to the issuance and sale of our Class A common stock issued upon the conversion of the notes by subsequent purchasers of the notes.

The notes will mature on August 1, 2010. The notes may be converted into shares of our Class A common stock at any time prior to maturity, subject to prior redemption or repurchase, at an initial conversion rate of 81.8080 shares of Class A common stock per each $1,000 principal amount of notes converted, which is equal to an initial conversion price of approximately $12.22 per share.

We will pay interest on the notes on February 1 and August 1 of each year beginning February 1, 2004. We may redeem some or all of the notes on or after August 6, 2008 at the redemption prices set forth in this prospectus. In the event of a fundamental change, as described in this prospectus, noteholders may require us to repurchase some or all of their notes.

The notes are not listed on any national securities exchange or included in any automated quotation system. Our Class A common stock is traded on the New York Stock Exchange under the symbol “AMT.” On December 17, 2003, the closing sale price of our Class A common stock on the New York Stock Exchange was $10.20 per share. You should obtain current market quotations for our Class A common stock.

Investing in the notes and our Class A common stock involves a high degree of risk. See “ Risk Factors” beginning on page 8.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is December 22, 2003.

WHERE YOU CAN FIND MORE INFORMATION

We file reports, proxy statements and other documents with the SEC. You may read and copy any document we file with the SEC at the SEC’s Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for more information on the Public Reference Room. Our SEC filings are also available to you on the SEC’s website at http://www.sec.gov. Copies of some of these documents are also available on our website at http://www.americantower.com. Our website is not part of this prospectus.

This prospectus is part of a registration statement that we filed with the SEC. The registration statement contains more information than this prospectus regarding us, the notes and our Class A common stock, including certain exhibits and schedules. You can obtain a copy of the registration statement from the SEC at the address listed above or from the SEC’s Internet site.

INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

The SEC requires us to “incorporate” into this prospectus information that we file with the SEC in other documents. This means that we can disclose important information to you by referring to other documents that contain that information. The information incorporated by reference is considered to be part of this prospectus. Information contained in this prospectus and information that we file with the SEC in the future and incorporate by reference in this prospectus automatically updates previously filed information. We incorporate by reference the documents listed below and any future filings we make with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of the initial registration statement and prior to effectiveness of the registration statement and after the date of the prospectus and before the sale of all the securities covered by this prospectus; provided, however, we are not incorporating any information furnished under Item 9 or Item 12 of any Current Report on Form 8-K:

•	our Annual Report on Form 10-K for the year ended December 31, 2002 filed with the SEC on March 24, 2003, excluding Items 6, 7, 7A, 8 and 15 which are incorporated from our Current Report on Form 8-K filed on December 18, 2003;

•	our Quarterly Reports on Form 10-Q for the quarters ended March 31, 2003, June 30, 2003 and September 30, 2003 filed with the SEC on May 12, 2003, August 14, 2003 and November 14, 2003, respectively;

•	our Current Reports on Form 8-K filed with the SEC on January 28, 2003, February 25, 2003, April 30, 2003, July 24, 2003, July 29, 2003, August 1, 2003, September 22, 2003, October 3, 2003, October 10, 2003, October 23, 2003, October 30, 2003, November 4, 2003 and December 18, 2003 (which supersedes Exhibit 99.1 in our Form 8-Ks filed on July 29, 2003 and October 3, 2003); and

•	the description of our Class A common stock contained in our registration statement on Form 8-A (File No. 001-14195) filed on June 4, 1998.

You may request a copy of these documents, which will be provided to you at no cost, by writing or telephoning us at:

American Tower Corporation

116 Huntington Avenue

Boston, Massachusetts 02116

Attention: Vice President of Finance, Investor Relations

Telephone: (617) 375-7500

Exhibits to the documents incorporated by reference will not be sent, however, unless those exhibits have been specifically referenced in this prospectus.

We have not authorized anyone to provide you with information different from that contained or incorporated by reference in this prospectus. The selling securityholders are offering to sell, and seeking offers to buy, the notes and shares of our Class A common stock only in jurisdictions where offers and sales are permitted. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale of notes or shares of our Class A common stock.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

We have made statements about future events and expectations, or forward-looking statements, in this prospectus and in the documents incorporated by reference into this prospectus. We have based those forward-looking statements on our current expectations and projections about future results. When we use words such as “project,” “believe,” “anticipate,” “plan,” “expect,” “estimate,” or “intend,” or similar expressions, we do so to identify forward-looking statements. Examples of forward-looking statements include statements we make regarding future prospects of growth in the wireless communications and broadcast infrastructure markets, the level of future expenditures by companies and other trends in those markets, our planned dispositions of non-core assets, our ability to maintain or increase our market share, our future operating results, our future capital expenditure levels, and our plans to fund our future liquidity needs.

You should keep in mind that any forward-looking statement made by us in this prospectus and the documents incorporated by reference into this prospectus speaks only as of the date on which we make it. New risks and uncertainties arise from time to time, and it is impossible for us to predict these events or how they may affect us. In any event, these and other factors may cause our actual results to differ materially from those expressed in our forward-looking statements, including those factors set forth in this prospectus under the heading “Risk Factors.” We have no duty to, and we do not intend to, update or revise forward-looking statements made by us in this prospectus and the documents incorporated by reference into this prospectus, except as required by law. In light of these risks and uncertainties, you should keep in mind that the future events or circumstances described in any forward-looking statements made by us in this prospectus and the documents incorporated by reference into this prospectus or elsewhere might not occur.

SUMMARY

The following information is qualified in its entirety by reference to the more detailed information and financial statements (including notes thereto) appearing elsewhere or incorporated by reference herein. You should read this entire prospectus carefully, including “Risk Factors,” and the documents that we have filed with the SEC and incorporated by reference into this prospectus. Unless the context otherwise requires, references to “we,” “us,” and “American Tower” are to American Tower Corporation and its consolidated subsidiaries.

AMERICAN TOWER CORPORATION

We are a leading wireless and broadcast communications infrastructure company with a portfolio of approximately 15,000 towers. Our primary business is leasing antenna space on multi-tenant communications towers to wireless service providers and radio and television broadcast companies. We operate the largest portfolio of wireless communications towers in North America and are the largest independent operator of broadcast towers in North America, based on number of towers. Our tower portfolio provides us with a recurring base of leasing revenues from our existing customers and growth potential due to the capacity to add more tenants and equipment to these towers. Our broad network of towers enables us to address the needs of wireless service providers on a national basis. We also offer select tower related services, such as antennae and line installation and site acquisition and zoning services, which are strategic to our core leasing business.

We intend to capitalize on the increasing use of wireless communication services by actively marketing space available for leasing on our existing towers and selectively developing or acquiring new towers that meet our return on investment criteria.

Our core leasing business, which we refer to as our rental and management segment, accounted for approximately 97% and 91% of our segment operating profit for the years ended December 31, 2002 and December 31, 2001, respectively. In 2003, we expect that our rental and management segment will contribute at least 95% of our segment operating profit. By segment operating profit, we mean segment revenue less direct segment expense. Rental and management segment operating profit includes interest income, TV Azteca, net.

An element of our strategy is to continue to focus our operations on our rental and management segment by divesting non-core assets, using the proceeds from these sales to purchase high quality tower assets, and reducing outstanding indebtedness. Between January 2003 and September 2003, we completed approximately $100.1 million of non-core asset sales comprised of certain assets and businesses in our network development services and satellite and fiber network access services segments, non-core towers, and two office buildings in our rental and management segment.

We believe that this strategy of focusing our operations on our rental and management segment will make our consolidated operating cash flows more stable and provide us with continuing growth because of the following characteristics of our core leasing business:

•	Long-term tenant leases with contractual escalators. In general, a lease with a wireless carrier has an initial term of five to ten years with multiple follow-on terms of similar duration. Lease payments typically increase 3% to 5% per year throughout the initial and renewal terms.

•	Tower operating expenses are largely fixed. Incremental operating costs associated with adding wireless tenants to a tower are minimal.

•	Low maintenance capital expenditures. On average, a wireless tower requires minimal annual capital investments to maintain.

•	High lease renewal rates. Wireless carriers tend to renew leases because repositioning a site in a carrier’s network is expensive and often affects several other sites in the wireless network.

Strategy

Our strategy is to capitalize on the increasing use of wireless communication services and the infrastructure requirements necessary to deploy current and future generations of wireless communication technologies. Between December 1995 and June 2003, the number of wireless phone subscribers in the United States increased from 33.8 million to 148.1 million. In addition, the minutes of use of wireless phone services among wireless carriers in the United States increased from 37.8 billion for the full year 1995 to nearly 619.0 billion for the full year 2002. From December 1995 through June 2003, the number of cell sites also increased from 22,700 to 147,700.* We expect that the continued growth of wireless subscribers and minutes of use of wireless personal communications and phone services will require wireless carriers to add a significant number of additional cell sites to maintain the performance of their networks in the areas they currently cover and to extend service to areas where coverage does not yet exist. In addition, we believe that as data wireless services, such as email and internet access, are deployed on a widespread basis, the deployment of these technologies will require wireless carriers to further increase the cell density of their existing networks, may require an overlay of new technology equipment, and may increase the demand for geographic expansion of their network coverage. To meet this demand, we believe wireless carriers will continue to outsource their tower infrastructure needs as a means of improving existing service coverage, implementing new technology, accelerating access to their markets and preserving capital, rather than constructing and operating their own towers and maintaining their own tower service and development capabilities.

We believe that our existing portfolio of towers, our tower related services and network development capabilities, and our management team, position us to benefit from these communication trends and to play an increasing role in addressing the needs of wireless service providers and broadcasters. The key elements of our strategy include:

•	Maximize use of our tower capacity. We believe that our highest returns will be achieved by leasing additional space on our existing towers. Annual rental and management revenue and segment operating profit growth during the year ended December 31, 2002 was 26% and 41%, respectively, and 15% and 27%, respectively, for the nine months ended September 30, 2003 as compared to the nine months ended September 30, 2002. We anticipate that our rental and management segment revenues and segment operating profit will continue to grow because many of our towers are attractively located for wireless service providers and have capacity available for additional antenna space rental that we can offer to customers at low incremental costs to us. Because the costs of operating a tower are largely fixed, increasing utilization significantly improves operating margins. We will continue to target our sales and marketing activities to increase utilization of, and investment return on, our existing towers.

•

Actively manage our tower portfolio.    We are actively managing our portfolio of towers by selling non-core towers and reinvesting a portion of the proceeds in high quality tower assets. We may pursue exchanges and sales of towers or tower clusters with tower operators and other entities. Our goal is to

*	Cellular Telecommunications & Internet Association (“CTIA”), June 2003. Subscriber and use information includes only cellular, personal communications services, and enhanced specialized mobile radio wireless services. The term cell site above refers to the number of antennae and related equipment in commercial operation, not the number of sites on which that equipment is or could be attached.

enhance operating efficiencies either by acquiring towers in regions where we have insufficient coverage or by disposing or exchanging towers in areas where we do not have operating economies of scale. If we are successful in disposing of certain tower assets, we may reinvest a portion of the proceeds received in more profitable tower assets.

•	Employ selective criteria for new tower construction and acquisitions. While our first priority is leasing capacity on our existing towers, we continue to construct and acquire new towers when our strict return on investment criteria can be met. These criteria include securing leases from the economic equivalent of two broadband customers in advance of construction, ensuring reasonable estimated construction costs and obtaining the land on which to build the tower, whether by purchase or ground lease, on reasonable terms.

•	Continue our focus on customer service. Since speed to market and reliable network performance are critical components to the success of wireless service providers, our ability to assist our customers in meeting their goals will ultimately define our success. To that end, we intend to continue to focus on customer service by, for example, reducing cycle time for key functions, such as lease processing and antennae and line installations.

•	Build on our strong relationships with major wireless carriers. Our understanding of the network needs of our wireless carrier customers and our ability to effectively convey how we can satisfy those needs are key to our efforts to add new antennae leases, cross-sell our services and identify desirable new tower development projects. We are building on our strong relationships with our customers to gain more familiarity with their evolving network plans so we can identify opportunities where our nationwide portfolio of towers, extensive service offerings and experienced construction personnel can be used to satisfy their needs. We believe that we are well positioned to be a preferred partner to major wireless carriers in leasing tower space and new communications infrastructure development projects because of the location of our assets, our proven operating and construction experience and the national scope of our tower portfolio and services.

•	Participation in industry consolidation. We believe there is compelling rationale for consolidation among tower companies. More extensive networks will be better positioned to provide more comprehensive service to customers and to support the infrastructure requirements of future generations of wireless communication technologies. Combining with one or more other tower companies also should result in improvements in cost structure efficiencies, with a corresponding positive impact on operating results. These benefits should, in turn, enhance access to capital and accelerate the de-levering process. Accordingly, we continue to be interested in participating in the consolidation of our industry on terms that are consistent with these perceived benefits and that create long-term value for our stockholders.

The Offering

All of the notes and the shares of Class A common stock issuable upon conversion of the notes are being sold by the selling securityholders or their pledges, donees, transferees or other successors in interest. We will not receive any proceeds from the sale of the notes and the shares of Class A common stock issuable upon conversion of the notes. We refer you to “Selling Securityholders” on page 17 of this prospectus.

Issuer	American Tower Corporation, a Delaware corporation.

Securities offered	$210,000,000 principal amount of 3.25% Convertible Notes due August 1, 2010.

Issue price	100%.

Interest	3.25% per year, payable in cash on August 1 and February 1 of each year, beginning February 1, 2004.

Ranking	The notes rank equally with our senior unsecured indebtedness. As of September 30, 2003, giving effect to subsequent repurchases of our 2.25% convertible notes and 5.0% convertible notes, our senior unsecured indebtedness included $772.1 million accreted amount of convertible notes due in 2009 and 2010 and $1.0 billion principal amount of our 9 3/8% senior notes due 2009. Our subsidiaries do not guarantee the notes. The notes effectively rank junior to all indebtedness of our subsidiaries. This indebtedness includes the borrowings of our principal operating subsidiaries under the credit facilities, the 12.25% senior subordinated discount notes and the 7.25% senior subordinated notes, all of which are guaranteed by us and substantially all of our subsidiaries. Additionally, the credit facilities are secured by our assets and the assets of substantially all of our subsidiaries. As of September 30, 2003, after giving effect to the sale of the 7.25% senior subordinated notes in November 2003 and the use of the proceeds to repay $389.3 million of indebtedness under the credit facilities, including the related permanent reduction of revolving loan commitments, the following amounts of subsidiary debt would be outstanding: $742.8 million under the credit facilities, $408.2 million of 12.25% senior subordinated discount notes (net of the unamortized allocated fair value of the warrants of $46.5 million), $400.0 million of 7.25% senior subordinated notes and $62.6 million of other long-term subsidiary debt; and $237.8 million of unused commitments would remain under the credit facilities.

Maturity date	August 1, 2010.

Conversion	You may convert all or some of your notes into shares of our Class A common stock at any time prior to the close of business on the last trading day on the New York Stock Exchange (the “NYSE”) prior to the maturity date of the notes, subject to prior redemption or repurchase of the notes. Each $1,000 principal amount of notes may be converted into our Class A common stock at the conversion rate of 81.8080 shares per note, which is equal to an initial conversion price of approximately $12.22 per share. The conversion rate may be adjusted for certain events, but it will not be adjusted for accrued interest. The right to convert notes that have been called for redemption will terminate at the close of business on the business day immediately preceding the date of redemption.

Fundamental change	If we undergo a fundamental change, you will have the option to require us to repurchase in cash all of your notes not previously called for redemption or any portion thereof. We will pay a repurchase price equal to 100% of the principal amount of the notes plus accrued and unpaid interest up to but not including the repurchase date, and liquidated damages, if any. The existing credit facilities restrict making these payments without bank consent.

Optional redemption	We can redeem the notes, at our option, in whole or in part after August 6, 2008. The redemption prices are described under the heading “Description of Notes—Optional Redemption of the Notes.”

Use of proceeds	We will not receive any of the proceeds from the sale by any selling securityholder of the notes or the underlying Class A common stock into which the notes may be converted.

Listing of Class A Common Stock	The Class A common stock is listed on the NYSE under the symbol “AMT.”

Risk factors	You should read the “Risk Factors” contained in, or incorporated into, this prospectus, as well as the other cautionary statements throughout the prospectus, so that you understand the risks associated with an investment in the notes.

Sinking fund	None.

Our principal executive offices are located at 116 Huntington Avenue, Boston, Massachusetts 02116, and our telephone number is (617) 375-7500. Our website address is www.americantower.com. We have not incorporated by reference into this prospectus the information included on or linked from our website, and you should not consider it to be a part of this prospectus.

RISK FACTORS

You should consider the following risk factors, in addition to the other information presented in this prospectus and the documents incorporated by reference into this prospectus, in evaluating us, our business and an investment in the notes. Additional risks not presently known to us or that we currently deem immaterial may also impair our business operations. Any of these risks could seriously harm our business and financial results and cause the value of the notes or shares of our Class A common stock to decline, which in turn could cause you to lose all or part of your investment.

Risks Related to This Offering

Substantial leverage and debt service obligations may adversely affect us.

We have a substantial amount of indebtedness. As of September 30, 2003, after giving effect to subsequent repurchases of our 2.25% convertible notes and 5.0% convertible notes, the sale of $400.0 million of 7.25% senior subordinated notes in November 2003 and use of $389.3 million of net proceeds from that issuance to repay indebtedness under our credit facilities (including the related permanent reduction of revolving loan commitments), approximately $742.8 million would have been outstanding under our credit facilities and $3.4 billion of total consolidated debt would have been outstanding.

Our substantial level of indebtedness increases the possibility that we may be unable to generate cash sufficient to pay when due the principal of, interest on, or other amounts due in respect of our indebtedness. We may also obtain additional long-term debt and working capital lines of credit to meet future financing needs. This would have the effect of increasing our total leverage. A material portion of our outstanding indebtedness bears interest at floating rates. As a result, our interest payment obligations on such indebtedness will increase if interest rates increase. Consequently, changes in interest rates could increase our interest payment obligations on our floating rate indebtedness or our payment obligations under any such swap agreements or similar transactions.

Our substantial leverage could have significant negative consequences, including:

•	impairing our ability to meet one or more of the financial ratios contained in our debt agreements or to generate cash sufficient to pay interest or principal, including periodic principal amortization payments, which events could result in an acceleration of some or all of our outstanding debt as a result of cross-default provisions;

•	increasing our vulnerability to general adverse economic and industry conditions;

•	limiting our ability to obtain additional debt or equity financing;

•	requiring the dedication of a substantial portion of our cash flow from operations to service our debt, thereby reducing the amount of our cash flow available for other purposes, including capital expenditures;

•	requiring us to sell debt or equity securities or to sell some of our core assets, possibly on unfavorable terms, to meet payment obligations;

•	limiting our flexibility in planning for, or reacting to, changes in our business and the industries in which we compete; and

•	placing us at a possible competitive disadvantage with less leveraged competitors and competitors that may have better access to capital resources.

Our holding company structure results in structural subordination of the notes and may affect our ability to make payments on the notes.

The notes are obligations exclusively of our company and not of our subsidiaries. However, all of our operations are conducted through our subsidiaries. Our cash flow and our ability to service our debt, including the notes, is dependent upon distributions of earnings, loans or other payments by our subsidiaries to us. Our subsidiaries are separate and distinct legal entities and have no obligation to pay any amounts due on the notes or to provide us with funds for our payment obligations, whether by dividends, distributions, loans or other considerations. Payments to us by our subsidiaries are contingent upon our subsidiaries’ earnings and business payments. In addition, the credit facilities and the indentures for the 12.25% senior subordinated discount notes and the 7.25% senior subordinated notes impose substantial contractual limitations on the payment of dividends, distributions, loans or other amounts to us. Moreover, our subsidiaries may incur additional indebtedness that may restrict or prohibit the making of distributions, the payment of dividends or the making of loans by such subsidiaries to us.

The notes are structurally subordinated to all existing and future indebtedness and other obligations issued by our subsidiaries, including the 12.25% senior subordinated discount notes, the 7.25% senior subordinated notes and borrowings under the credit facilities. As of September 30, 2003, after giving effect to the sale of 7.25% senior subordinated notes in November 2003 and the use of the proceeds to pay $389.3 million of indebtedness under the credit facilities, including the related permanent reduction of revolving loan commitments, the following amounts of subsidiary debt would be outstanding: $742.8 million under the credit facilities, $408.2 million of 12.25% senior subordinated discount notes (net of the allocated fair value of the warrants of $46.5 million), $400.0 million of 7.25% senior subordinated notes and $62.6 million of other long-term subsidiary debt; and $237.8 million of unused commitments would remain under the credit facilities. In the event of our insolvency, liquidation or reorganization, or should any of the debt under the credit facilities, the 12.25% senior subordinated discount notes or the 7.25% senior subordinated notes be accelerated because of a default, the holders of those debt obligations would have a prior claim to cash flow generated by the operations of our subsidiaries.

The notes effectively rank junior to any of our secured indebtedness.

The notes are our general unsecured obligations. The notes effectively rank junior to any of our secured indebtedness, including our guaranty of borrowings under the credit facilities, to the extent of the assets securing such indebtedness. In the event of our bankruptcy, liquidation, reorganization or other winding up, our assets that secure debt will be available to pay obligations on the notes only after all debt under such secured debt has been repaid in full from such assets. As a result, there may not be sufficient assets remaining to pay amounts due on any or all the notes then outstanding.

Restrictive covenants in our credit facilities and indentures could adversely affect our business by limiting flexibility.

Our credit facilities and the indentures for our 9 3/8% senior notes, the 12.25% senior subordinated discount notes and the 7.25% senior subordinated notes contain restrictive covenants and, in the case of the credit facilities, requirements that we comply with certain leverage and other financial tests. These limit our ability to take various actions, including incurring additional debt, guaranteeing indebtedness, issuing preferred stock, engaging in various types of transactions, including mergers and sales of assets, and paying dividends and making distributions or other restricted payments, including investments. These covenants could have an adverse effect on our business by limiting our ability to take advantage of financing, new tower development, merger and acquisition or other opportunities.

We may be unable to repay the notes when due or repurchase the notes when we are required to do so.

At final maturity of the notes or in the event of acceleration of the notes following an event of default, the entire outstanding principal amount of the notes will become due and payable. Upon the occurrence of a fundamental change (as described in the indenture), we will be required to offer to repurchase all outstanding notes at 100% of the principal amount of the notes on the date of repurchase plus accrued and unpaid interest to the date of repurchase. However, it is possible that we will not have sufficient funds at maturity, in the event of acceleration, or at the time of the fundamental change to make the required repurchase of notes.

Moreover, the credit facilities prohibit us from redeeming or repurchasing any of the notes for cash. As a result, we would not be able to make any of the required payments on the notes described in the prior paragraph without obtaining the consent of the lenders under the credit facilities with respect to such payment. If we are unable to make the required payments or repurchases of the notes, it would constitute an event of default under the notes offered hereby and as a result, under the credit facilities.

An active trading market for the notes may not develop.

There is currently no public trading market for the notes. The notes are not listed on any national securities exchange or included in any automated quotation system and we do not presently intend to apply for these listings. The notes are eligible for trading on The PortalSM Market. However, an active trading market for the notes may not develop. If such a market does not develop, the trading price and liquidity of the notes may be adversely affected. Moreover, even if such a market were to exist for the notes, the notes could trade at prices that may be lower than the principal amount or your purchase price, depending on many factors, including prevailing interest rates, the market for similar notes and our financial performance.

The trading prices for the notes will be directly affected by the trading prices of our Class A common stock, the general level of interest rates and our credit ratings.

The trading prices of the notes in the secondary market will be directly affected by the trading prices of our Class A common stock, the general level of interest rates and our credit ratings. It is impossible to accurately predict whether the price of our Class A common stock or interest rates will rise or fall. Trading prices of our Class A common stock will be influenced by our operating results and prospects and by economic, financial and other factors. In addition, general market conditions, including the level of, and fluctuations in, the trading prices of stocks generally, and sales of substantial amounts of Class A common stock by us in the market, or the perception that such sales could occur, could affect the price of our Class A common stock. Fluctuations in interest rates may give rise to arbitrage opportunities based upon changes in the relative value of our Class A common stock. Any other arbitrage could, in turn, affect the trading prices of the notes. Credit rating agencies may revise their ratings for us and may change those ratings based on their evaluation of us or our industry. We can not assure you that the credit agencies will maintain their current ratings for us. A negative change in our credit ratings could adversely affect the price of the notes.

The market for the Class A common stock may be volatile.

The market price of the Class A common stock could be subject to wide fluctuations. These fluctuations could be caused by:

•	quarterly variations in our results of operations;

•	changes in earnings estimates by analysts;

•	conditions in our markets or our industry; or

•	general market or economic conditions.

In addition, in recent years the stock market has experienced price and volume fluctuations. These fluctuations have had a substantial effect on the market prices of securities of many companies, often unrelated to the operating performance of the specific companies. These market fluctuations could adversely affect the price of the notes.

If you hold notes, you will not be entitled to any rights with respect to our Class A common stock, but you will be subject to all changes made with respect to our Class A common stock.

If you hold notes, you will not be entitled to any rights with respect to our Class A common stock (including, without limitation, voting rights and rights to receive any dividends or other distributions on our Class

A common stock), but you will be subject to all changes affecting the Class A common stock. You will only be entitled to rights on the Class A common stock if and when we deliver shares of Class A common stock to you in exchange for your notes and in limited cases under the anti-dilution adjustments of the notes. For example, in the event that an amendment is proposed to our certificate of incorporation or by-laws requiring stockholder approval and the record date for determining the stockholders of record entitled to vote on the amendment occurs prior to delivery of the Class A common stock, you will not be entitled to vote on the amendment, although you will nevertheless be subject to any changes in the powers, preferences or special rights of Class A common stock.

There will be dilution of the value of our Class A common stock when outstanding warrants become exercisable.

In January 2003, we issued warrants to purchase approximately 11.4 million shares of our Class A common stock in connection with the 12.25% senior subordinated discount notes offering. The shares underlying the warrants represented approximately 5.2% of our outstanding common stock as of September 30, 2003 (assuming all the warrants are exercised). These warrants will become exercisable on or after January 29, 2006 at an exercise price of $0.01 per share. The issuance of these shares will have a dilutive effect on the value of our Class A common stock when these warrants are exercised.

Risks Related to Our Business

Decrease in demand for tower space would materially and adversely affect our operating results and we cannot control that demand.

Many of the factors affecting the demand for wireless communications tower space, and to a lesser extent our network development services business, could materially affect our operating results. Those factors include:

•	consumer demand for wireless services;

•	the financial condition of wireless service providers;

•	the ability and willingness of wireless service providers to maintain or increase their capital expenditures;

•	the growth rate of wireless communications or of a particular wireless segment;

•	governmental licensing of broadcast rights;

•	mergers or consolidations among wireless service providers;

•	increased use of network sharing arrangements or roaming and resale arrangements by wireless service providers;

•	delays or changes in the deployment of 3G or other technologies;

•	zoning, environmental, health and other government regulations; and

•	technological changes.

The demand for broadcast antenna space is dependent, to a significantly lesser extent, on the needs of television and radio broadcasters. Among other things, technological advances, including the development of satellite-delivered radio, may reduce the need for tower-based broadcast transmission. We could also be affected adversely should the development of digital television be further delayed or impaired, or if demand for it were less than anticipated because of delays, disappointing technical performance or cost to the consumer.

Continuation of the current U.S. economic slowdown could materially and adversely affect our business.

The existing slowdown in the U.S. economy has negatively impacted the factors, described under the prior heading, affecting the demand for tower space and tower related services. For example, the slowdown, coupled with the deterioration of the capital markets, has caused certain wireless service providers to delay and, in certain cases, abandon expansion and upgrading of wireless networks, implementation of new systems, or introduction of new technologies. As a result, demand has also decreased for many of our network development services. The economic slowdown has also harmed, and may continue to harm, the financial condition of some wireless service providers. Many wireless service providers operate with substantial leverage and some wireless service providers, including customers of ours, have filed for bankruptcy.

Our participation or inability to participate in tower industry consolidation could involve certain risks.

We believe there is compelling rationale for consolidation among tower companies, and have in the past and may in the future explore merger or acquisition transactions with one or more other companies in our industry. Any merger or acquisition transaction would involve several risks to our business, including demands on managerial personnel that could divert their attention from other aspects of our core leasing business, increased operating risks due to the integration of major national networks into our operational system, and potential antitrust constraints, either in local markets or on a regional basis, that could require selective divestitures at unfavorable prices. Any completed transaction may have an adverse effect on our operating results, particularly in the fiscal quarters immediately following its completion while we integrate the operations of the other business. In addition, once integrated, combined operations may not necessarily achieve the levels of revenues, profitability or productivity anticipated. There also may be limitations on our ability to consummate a merger or acquisition transaction. For example, any transaction would have to comply with the terms of the credit facilities and note indentures, or the consent of lenders under those instruments might be required that might not be obtainable on acceptable terms. In addition, regulatory constraints might impede or prevent business combinations. Our inability to consummate a merger or acquisition for these or other reasons could result in our failure to participate in the expected benefits of industry consolidation and may have an adverse effect on our ability to compete effectively.

If our wireless service provider customers consolidate or merge with each other to a significant degree, our growth, revenue and ability to generate positive cash flows could be adversely affected.

Significant consolidation among our wireless service provider customers may result in reduced capital expenditures in the aggregate because the existing networks of many wireless carriers overlap, as do their expansion plans. Similar consequences might occur if wireless service providers engage in extensive sharing or roaming or resale arrangements as an alternative to leasing our antennae space. In January 2003, the Federal Communications Commission’s spectrum cap, which prohibited wireless carriers from owning more than 45 MHz of spectrum in any given geographical area, expired. The Federal Communications Commission, which we refer to as the FCC, has also eliminated the cross-interest rule for metropolitan areas, which limited an entity’s ability to own interests in multiple cellular licenses in an overlapping geographical service area. Also, in May 2003, the FCC adopted new rules authorizing wireless radio services holding exclusive licenses to freely lease unused spectrum. Some wireless carriers may be encouraged to consolidate with each other as a result of these regulatory changes as a means to strengthen their financial condition. Consolidation among wireless carriers would also increase our risk that the loss of one or more of our major customers could materially decrease revenues and cash flows.

Due to the long-term expectations of revenue from tenant leases, the tower industry is sensitive to the creditworthiness of its tenants.

Due to the long-term nature of our tenant leases, we, like others in the tower industry, are dependent on the continued financial strength of our tenants. Many wireless service providers operate with substantial leverage. During the past two years, several of our customers have filed for bankruptcy, although to date these bankruptcies have not had a material adverse effect on our business or revenues. In addition, Iusacell, which is our largest customer in Mexico and accounted for approximately 3.7% of our total revenues for the year ended December 31, 2002 and approximately 4.5% for the nine months ended September 30, 2003, is currently in default under its debt obligations. If one or more of our major customers experience financial difficulties or if Iusacell files for bankruptcy, it could result in uncollectible accounts receivable and our loss of significant customers and anticipated lease revenues.

Our foreign operations are subject to expropriation risk, governmental regulation, funds inaccessibility and foreign exchange exposure.

Our expansion in Mexico and Brazil, and any other possible foreign operations in the future, could result in adverse financial consequences and operational problems not experienced in the United States. We have loaned $119.8 million (undiscounted) to a Mexican company, own or have the economic rights to over 1,700 towers in Mexico, including approximately 200 broadcast towers (after giving effect to pending transactions) and, subject to certain rejection rights, are contractually committed to construct up to approximately 650 additional towers in that country over the next three years. After giving effect to pending transactions, we also own or have acquired the rights to approximately 375 communications towers in Brazil and are, subject to certain rejection rights, contractually committed to construct up to 350 additional towers in that country over the next three years. The actual number of sites constructed will vary depending on the build out plans of the applicable carrier. We may, if economic and capital market conditions improve, also engage in comparable transactions in other countries in the future. Among the risks of foreign operations are governmental expropriation and regulation, the credit quality of our customers, inability to repatriate earnings or other funds, currency fluctuations, difficulty in recruiting trained personnel, and language and cultural differences, all of which could adversely affect our operations.

A substantial portion of our revenues is derived from a small number of customers.

A substantial portion of our total operating revenues is derived from a small number of customers. After giving effect to the reclassification of the operating results from businesses designated as discontinued operations in 2002 and the first three quarters of 2003, approximately 59% of our revenues for the year ended December 31, 2002, and approximately 62% of our revenues for the nine months ended September 30, 2003, were derived from eight customers. Our largest domestic customer is Verizon Wireless, which represented approximately 12% and 13% of our total revenues for the year ended December 31, 2002 and the nine months ended September 30, 2003, respectively. Our largest international customer is a group of companies affiliated with Azteca Holdings, S.A de C.V., including TV Azteca, Unefon and, due to the recent acquisition of Iusacell by Movil Access, an affiliate of Azteca Holdings, Iusacell. Iusacell, Unefon and their affiliates collectively represented approximately 7% of our total revenues for the year ended December 31, 2002 and nine months ended September 30, 2003. In addition, we received $13.9 million and $10.6 million in interest income, net for the year ended December 31, 2002 and the nine months ended September 30, 2003, respectively, from TV Azteca. If any of these customers were unwilling or unable to perform their obligations under our agreements with them, our revenues, results of operations, and financial condition could be adversely affected.

In the ordinary course of our business, we also sometimes experience disputes with our customers, generally regarding the interpretation of terms in our agreements. Although historically we have resolved most of these disputes in a manner that did not have a material adverse effect on our company or our customer relationships, these disputes could lead to a termination of our agreements with customers or a material modification of the terms of those agreements, either of which could have a material adverse effect on our business, results of operations and financial condition. If we are forced to resolve any of these disputes through litigation, our relationship with the applicable customer could be terminated or damaged, which could lead to decreased revenues or increased costs, resulting in a corresponding adverse effect on our operating results.

New technologies could make our tower antenna leasing services less desirable to potential tenants and result in decreasing revenues.

The development and implementation of new technologies designated to enhance the efficiency of wireless networks could reduce the use and need for tower-based wireless services transmission and reception and have the effect of decreasing demand for antenna space. Examples of such technologies include signal combining technologies, which permit one antenna to service two different transmission frequencies and, thereby, two customers, and technologies that enhance spectral capacity, such as beam forming or “smart antennas,” which can increase the capacity at existing sites and reduce the number of additional sites a given carrier needs to serve any given subscriber base. In addition, the emergence of new technologies could reduce the need for tower-based broadcast services transmission and reception. For example, the growth in delivery of video services by direct broadcast satellites could adversely affect demand for our antenna space. The development and implementation of any of these and similar technologies to any significant degree could have an adverse effect on our operations.

We could have liability under environmental laws.

Our operations, like those of other companies engaged in similar businesses, are subject to the requirements of various federal, state and local and foreign environmental and occupational safety and health laws and regulations, including those relating to the management, use, storage, disposal, emission and remediation of, and exposure to, hazardous and non-hazardous substances, materials, and wastes. As owner, lessee or operator of approximately 15,000 real estate sites, we may be liable for substantial costs of remediating soil and groundwater contaminated by hazardous materials, without regard to whether we, as the owner, lessee or operator, knew of or were responsible for the contamination. In addition, we cannot assure you that we are at all times in complete compliance with all environmental requirements. We may be subject to potentially significant fines or penalties if we fail to comply with any of these requirements. The current cost of complying with these laws is not material to our financial condition or results of operations. However, the requirements of these laws and regulations are complex, change frequently, and could become more stringent in the future. It is possible that these requirements will change or that liabilities will arise in the future in a manner that could have a material adverse effect on our business, financial condition and results of operations.

Our business is subject to government regulations and changes in current or future laws or regulations could restrict our ability to operate our business as we currently do.

We are subject to federal, state, local and foreign regulation of our business, including regulation by the Federal Aviation Administration (which we refer to as the FAA), the FCC, the Environmental Protection Agency, the Department of Transportation and the Occupational Safety and Health Administration. Both the FCC and the FAA regulate towers used for wireless communications and radio and television antennae and the FCC separately regulates transmitting devices operating on towers. Similar regulations exist in Mexico, Brazil and other foreign countries regarding wireless communications and the operation of communications towers. Local zoning authorities and community organizations are often opposed to construction in their communities and these regulations can delay, prevent or increase the cost of new tower construction, collocations or site upgrade projects, thereby limiting our ability to respond to customer demand. Existing regulatory policies may adversely affect the timing or cost of new tower construction and locations and additional regulations may be adopted that increase delays or result in additional costs to us or that prevent or restrict new tower construction in certain locations. These factors could adversely affect our operations.

Increasing competition in the tower industry may create pricing pressures that may adversely affect us.

Our industry is highly competitive, and our customers have numerous alternatives for leasing antenna space. Some of our competitors are larger and have greater financial resources than we do, while other competitors are in weak financial condition or may have lower return on investment criteria than we do. Competitive pricing pressures for tenants on towers from these competitors could adversely affect our lease rates and services income. In addition, if we lose customers due to pricing, we may not be able to find new customers, leading to an accompanying adverse effect on our profitability. Increasing competition could also make the acquisition of high quality tower assets more costly.

Our competition includes:

•	national independent tower companies;

•	wireless carriers that own towers and lease antenna space to other carriers;

•	site development companies that purchase antenna space on existing towers for wireless carriers and manage new tower construction; and

•	alternative site structures (e.g., building rooftops, billboards and utility poles).

Our costs could increase and our revenues could decrease due to perceived health risks from radio emissions, especially if these perceived risks are substantiated.

Public perception of possible health risks associated with cellular and other wireless communications media could slow the growth of wireless companies, which could in turn slow our growth. In particular, negative public perception of, and regulations regarding, these perceived health risks could slow the market acceptance of wireless communications services and increase opposition to the development and expansion of tower sites. The potential connection between radio frequency emissions and certain negative health effects has been the subject of substantial study by the scientific community in recent years. To date, the results of these studies have been inconclusive.

If a connection between radio frequency emissions and possible negative health effects, including cancer, were established, or if the public perception that such a connection exists were to increase, our operations, costs and revenues would be materially and adversely affected. We do not maintain any significant insurance with respect to these matters.

If we are unable to sell our Verestar subsidiary, we may incur additional costs if we have to wind down and liquidate this business.

In December 2002, we committed to a plan to sell Verestar, which previously comprised our satellite and fiber network access services segment, by December 2003. With the exception of guarantees of Verestar’s contractual obligations and other commitments relating to Verestar aggregating approximately $10.0 million, we have nominal contractual obligations to fund Verestar’s future business if we do not sell Verestar. In August 2003 we entered into an agreement to sell a 67% interest (on a fully diluted basis) in Verestar. The sale is subject to customary closing conditions and the buyer obtaining certain concessions from Verestar’s vendors, however, and we cannot assure you that the sale will close. Verestar is currently in default under its agreements with several of its vendors, and one of these vendors has issued a notice of default to Verestar. In addition, another vendor has filed a petition to deny Verestar’s request to transfer control of its FCC licenses in connection with the proposed sale. These and similar actions that may be taken by other Verestar vendors likely will result in an extended delay in the closing of the Verestar sale or termination of the pending sale transaction. If we are unable to consummate the Verestar sale transaction, Verestar may have to cease its operations and liquidate its assets or pursue a formal reorganization under the federal bankruptcy laws. If this were to occur, we could incur additional costs in connection with the winding down and liquidation or reorganization of Verestar’s businesses, and our management could be distracted from the operations of our core leasing business during this process.

RATIO OF EARNINGS TO FIXED CHARGES

Our ratio of earnings to fixed charges for the years ended December 31, 1998 through 2002 and for the nine months ended September 30, 2003 are set forth in the table below:

	Year Ended December 31,					Nine Months Ended September 30, 2003

	1998	1999	2000	2001	2002
Ratio of Earnings to Fixed Charges(1)	—	—	—	—	—	—

(1)	For purposes of calculating this ratio, “earnings” consists of loss from continuing operations before income taxes, fixed charges (excluding interest capitalized), minority interest in net earnings of subsidiaries, losses from equity investments and amortization of interest capitalized. “Fixed charges” consists of interest expensed and capitalized, amortization of debt discount and related issuance costs and the component of rental expenses associated with operating leases believed by management to be representative of the interest factor thereon (30%). We had a deficiency in earnings to fixed charges in each period as follows (in thousands): 1998–$45,550; 1999–$55,299; 2000–$272,783; 2001–$497,488; 2002–$380,745; and nine months ended September 30, 2003–$244,471.

USE OF PROCEEDS

We will not receive any proceeds from the sale by any selling securityholder of the notes or the shares of Class A common stock issuable upon conversion of the notes.

MARKET FOR OUR CLASS A COMMON STOCK

The following table presents reported quarterly high and low per share sale prices of our Class A common stock on the New York Stock Exchange (the “NYSE”) for the years 2001, 2002 and 2003.

2001	High	Low
Quarter ended March 31	$41.50	$17.70
Quarter ended June 30	28.75	14.20
Quarter ended September 30	20.62	9.50
Quarter ended December 31	16.30	5.25

2002	High	Low
Quarter ended March 31	$10.40	$3.50
Quarter ended June 30	5.65	2.70
Quarter ended September 30	3.55	1.10
Quarter ended December 31	4.29	0.60

2003	High	Low
Quarter ended March 31	$5.94	$3.55
Quarter ended June 30	9.90	5.41
Quarter ended September 30	11.74	8.73
Quarter ended December 31 (through December 15)	12.00	9.59

On December 17, 2003, the closing price of our Class A common stock was $10.20 per share as reported on the NYSE.

The outstanding shares of common stock and number of registered holders as of December 15, 2003 were as follows:

	Class
	A	B	C
Outstanding shares	212,081,511	7,004,369	1,224,914
Registered holders	810	50	1

DIVIDEND POLICY

We have never paid a dividend on any class of common stock. We anticipate that we will retain future earnings, if any, to fund the development and growth of our business. We do not anticipate paying cash dividends on shares of common stock in the foreseeable future. Our borrower subsidiaries are prohibited under the terms of the credit facilities from paying cash dividends or making other distributions on, or making redemptions, purchases or other acquisitions of, their capital stock or other equity interests, including preferred stock, except that, beginning on April 15, 2004, if no default exists or would be created thereby under the credit facilities, our borrower subsidiaries may pay cash dividends or make other distributions to the extent that restricted payments, as defined in the credit facilities, do not exceed 50% of excess cash flow, as defined in the credit facilities, for the preceding calendar year. The indenture governing the 12.25% senior subordinated discount notes and 7.25% senior subordinated notes issued in January 2003 and November 2003, respectively, by American Towers, Inc. (“ATI”), our principal operating subsidiary, imposes similar limitations on the ability of ATI and certain of our subsidiaries that have guaranteed these discount notes to pay dividends and make other distributions. The indenture governing our 9 3/8% senior notes due 2009 also imposes significant limitations on the payment of dividends by us to our stockholders.

SELLING SECURITYHOLDERS

Selling securityholders may use this prospectus to offer and sell the notes and the shares of our Class A common stock issuable upon conversion of the notes. See “Plan of Distribution.” The table below sets forth information about the beneficial ownership of the notes and shares of our Class A common stock by each selling securityholder who has timely provided us with a completed and executed notice and questionnaire stating its intent to use this prospectus to sell or otherwise dispose of notes and/or shares of our Class A common stock issuable upon conversion of the notes. We have prepared this table using information furnished to us by or on behalf of the selling securityholders. For purposes of the following table, beneficial ownership is determined in accordance with the rules of the SEC, and includes the right to acquire voting or investment control of our Class A common stock within 60 days. Unless otherwise indicated below, to our knowledge, all persons named in the table have sole voting and investment power with respect to their shares of Class A common stock, except to the extent authority is shared by spouses under applicable law. The inclusion of any securities in the table does not constitute an admission of beneficial ownership by the persons named therein.

Our registration of the notes and the shares of our Class A common stock issuable upon conversion of the notes does not mean that the selling securityholders identified below will sell all or any of these securities. In addition, the selling securityholders may have sold, transferred or disposed of all or a portion of their notes in transactions exempt from the registration requirements of the Securities Act since the date on which they provided the information regarding their holdings. If, from time to time, additional securityholders notify us of their intent to use this prospectus to dispose of the notes and/or shares of our Class A common stock issuable upon conversion of the notes, we may supplement this prospectus to include those additional securityholders’ information even if, because we have not been notified of any prior exempt sales, the table below continues to list notes and/or shares of our Class A common stock issuable upon conversion of the notes previously proposed to be offered and sold by the additional securityholders’ transferors.

Except where disclosure is included in the table below regarding natural persons exercising investment and voting control over the securities held by the selling securityholders, the selling securityholders have represented to us that they are a reporting company under the Securities Exchange Act of 1934, as amended, a majority-owned subsidiary thereof, or an investment company registered under the Investment Company Act of 1940.

	Principal Amount of Notes Beneficially Owned that may be Sold	Shares of Class A Common Stock Issuable upon Conversion that may be Sold(1)	Shares of Class A Common Stock Beneficially Owned Before the Offering		Shares of Class A Common Stock Beneficially Owned After the Offering(4)
Name			Number(2)	Percent(3)	Number(2)	Percent(3)
Amaranth L.L.C.(5)	$16,220,000	1,326,925	1,326,925	*	—	*
Argent Classic Convertible Arbitrage Fund (Bermuda) Ltd.(6)	1,300,000	106,350	323,563	*	217,213	*
Argent Classic Convertible Arbitrage Fund II, L.P.	100,000	8,180	32,770	*	24,590	*
Argent Classic Convertible Arbitrage Fund L.P.(7)	500,000	40,904	118,772	*	77,868	*
Argent LowLev Convertible Arbitrage Fund LLC(6)	500,000	40,904	61,395	*	20,491	*
Argent LowLev Convertible Arbitrage Fund Ltd.(6)	1,800,000	147,254	262,008	*	114,754	*
Bank of America Pension Plan(8)	1,700,000	139,073	139,073	*	—	*
Bear, Stearns & Co. Inc.(9)(10)	1,500,000	122,712	122,712	*	—	*
BP Amoco PLC Master Trust(11)	732,000	59,883	59,883	*	—	*
Calamos Market Neutral Fund — Calamos Investment Trust(12)	10,000,000	818,080	818,080	*	—	*
Chrysler Corporation Master Retirement Trust(13)	1,155,000	94,488	94,488	*	—	*
Clinton Multistrategy Master Fund, Ltd.(14)	5,395,000	441,354	441,354	*	—	*
Clinton Riverside Convertible Portfolio Limited(14)	10,355,000	847,121	847,121	*	—	*
CNH CA Master Account, L.P.(15)	1,000,000	81,808	81,808	*	—	*
Consulting Group Capital Market Funds(12)	900,000	73,627	73,627	*	—	*
Fidelity Financial Trust: Fidelity Convertible Securities Fund(16)	15,400,000	1,259,843	1,652,602	*	392,759	*
General Motors Welfare Benefit Trust(8)	1,200,000	98,169	98,169	*	—	*
GMAM Group Pension Trust(8)	900,000	73,627	73,627	*	—	*
Grace Brothers, Ltd.(17)	3,000,000	245,424	245,424	*	—	*
Grace Convertible Arbitrage Fund, Ltd.(16)(18)	8,000,000	654,464	654,464	*	—	*
Guggenheim Portfolio, Co. XV, LLC(19)	500,000	40,904	40,904	*	—	*
Highbridge International LLC(16)(20)	10,000,000	818,080	1,104,965	*	286,885	*
Hotel Union & Hotel Industry of Hawaii Pension Plan(11)	261,000	21,351	21,351	*	—	*
Institutional Benchmarks Master Fund Ltd.(11)	1,596,000	130,565	130,565	*	—	*
Jeffries & Company Inc.(11)	6,000	490	490	*	—	*
LB Series Fund Inc., High Yield Portfolio(16)	1,700,000	139,073	139,073	*	—	*
Lutheran Brotherhood High Yield Fund(16)	1,300,000	106,350	106,350	*	—	*
Lyxor Master Fund(7)	300,000	24,542	53,230	*	28,688	*

	Principal Amount of Notes Beneficially Owned that may be Sold	Shares of Class A Common Stock Issuable upon Conversion that may be Sold(1)	Shares of Class A Common Stock Beneficially Owned Before the Offering		Shares of Class A Common Stock Beneficially Owned After the Offering(4)
Name			Number(2)	Percent(3)	Number(2)	Percent(3)
Maystone Continuum Master Fund, Ltd.(21)	$2,000,000	163,616	163,616	*	—	*
Microsoft Corporation(13)	1,155,000	94,488	161,823	*	67,335	*
Morgan Stanley Convertible Securities Trust(16)	1,500,000	122,712	122,712	*	—	*
Motion Picture Industry Health Plan — Active Member Fund(13)	240,000	19,633	19,633	*	—	*
Motion Picture Industry Health Plan — Retiree Member Fund(13)	150,000	12,271	12,271	*	—	*
MSD TCB, LP(22)	10,000,000	818,080	818,080	*	—	*
OCM Convertible Trust(13)	455,000	37,222	37,222	*	—	*
Partner Reinsurance Company Ltd.(13)	380,000	31,087	31,087	*	—	*
Peoples Benefit Life Insurance Company Teamsters(8)	1,100,000	89,988	89,988	*	—	*
Qwest Occupational Health Trust(13)	175,000	14,316	14,316	*	—	*
Ramius Capital Group(16)(20)	500,000	40,904	40,904	*	—	*
Ramius Master Fund, LTD.(16)(20)	6,510,000	532,570	532,570	*	—	*
Ramius Partners II, LP(16)(20)	300,000	24,542	24,542	*	—	*
Ramius, LP(16)(20)	100,000	8,180	8,180	*	—	*
RCG Baldwin, LP(16)(20)	500,000	40,904	40,904	*	—	*
RCG Latitude Master Fund, LTD.(16)(20)	4,340,000	355,046	355,046	*	—	*
RCG Multi Strategy Master Fund, LTD.(16)(20)	1,500,000	122,712	122,712	*	—	*
Retail Clerks Pension Trust(8)	1,100,000	89,988	89,988	*	—	*
Silverback Master, Ltd.(23)	6,500,000	531,752	996,896	*	465,144	*
Sphinx Convertible Arb Fund SPC(11)	306,000	25,033	25,033	*	—	*
SSI Blended Market Neutral L.P.(11)	500,000	40,904	40,904	*	—	*
SSI Hedged Convertible Market Neutral L.P.(11)	575,000	47,039	47,039	*	—	*
State Employees’ Retirement Fund of the State of Delaware(13)	500,000	40,904	40,904	*	—	*
Sunrise Partners Limited Partnership(16)(24)	2,764,000	226,117	226,117	*	—	*
Vanguard Convertible Securities Fund, Inc.(13)	7,290,000	596,380	596,380	*	—	*
Viacom Inc. Pension Plan Master Trust(11)	24,000	1,963	1,963	*	—	*
Wachovia Captial Markets LLC(9)(25)	7,500,000	613,560	613,560	*	—	*
White River Securities L.L.C.(9)(26)	1,500,000	122,712	122,712	*	—	*
Xavex Convertible Arbitrage 10 Fund(7)	100,000	8,180	36,868	*	28,688	*
Xavex Convertible Arbitrage 2 Fund(7)	100,000	8,180	12,278	*	4,098	*
Xavex Convertible Arbitrage 5 Fund(19)	750,000	61,356	61,356	*	—	*
All other holders of the notes or future transferees, pledges, donees, assignees or successors of any such holders(27)	52,266,000	4,275,777	4,275,777	2.02%	—	*

Total	$210,000,000	17,179,661	18,908,174	8.92%	1,728,513	*

*	Indicates less than 1%.
(1)	Assumes conversion of the entire amount of notes held by the selling securityholder at the rate of 81.8080 shares of our Class A common stock per each $1,000 principal amount of notes converted. The number of shares of Class A common stock issuable upon conversion of the notes may be adjusted under circumstances described under “Description of Notes.” Under the terms of the notes, cash will be paid instead of issuing any fractional shares.
(2)	Includes shares of Class A common stock that the selling securityholder has the right to acquire upon conversion of our Class B common stock, Class C common stock, 3.25% convertible notes due August 1, 2010, 6.25% convertible notes due 2009, 2.25% convertible notes due 2009 and 5% convertible notes due 2010.
(3)	Based on 212,081,511 shares of Class A common stock outstanding as of December 15, 2003.
(4)	We cannot estimate the amount of notes or the number of shares of Class A common stock issuable upon conversion of the notes that will be beneficially owned by the selling securityholders after any offering by the selling securityholders because they may sell all or a portion of the notes or the shares of Class A common stock beneficially owned by them. However, for purposes of this table, we have assumed that, after completion of the offering, none of the shares of Class A common stock covered by this prospectus will be held by the selling securityholders.
(5)	Amaranth Advisors L.L.C. is the managing member of this selling securityholder and has investment and voting control over the securities beneficially owned by this selling securityholder. Nicholas M. Maounis is the managing member of Amaranth Advisors L.L.C.
(6)	Henry Cox and Thomas Marshal have investment and voting control over the securities beneficially owned by this selling securityholder.
(7)	Bruce McMahan, Saul Schwartzman and John Gordon have investment and voting control over the securities beneficially owned by this selling securityholder.
(8)	Camden Asset Management L.P. is the investment advisor of this selling securityholder and has investment and voting control over the securities beneficially owned by this selling securityholder. Roy Astrachen is the portfolio manager of Camden Asset Management L.P.
(9)	This selling securityholder has identified itself as a registered broker-dealer and, accordingly, an underwriter. Please see “Plan of Distribution” for required disclosure regarding these selling securityholders.
(10)	This selling securityholder is a majority owned subsidiary of The Bear Stearns Companies.
(11)	SSI Investment Management Inc. is the investment adviser for this selling securityholder and has investment and voting control over the securities beneficially owned by this selling securityholder. John Gottfurcht, George Douglas and Amy Jo Gottfurcht are the principals of SSI Investment Management Inc.
(12)	Nick Calamos has investment and voting control over the securities beneficially owned by this selling securityholder.
(13)	Oaktree Capital Management LLC (“Oaktree”) is the investment manager of this selling securityholder. Oaktree does not own any equity interest in this selling securityholder but has investment and voting control over the securities beneficially owned by this selling securityholder. Lawrence Keele is a principal of Oaktree and is the portfolio manager for this selling securityholder. Mr. Keele, Oaktree and all employees and members of Oaktree disclaim beneficial ownership of the securities held by this selling securityholder, except for its pecuniary interest therein.
(14)	Mike Vacca has investment and voting control over the securities beneficially owned by this selling securityholder.
(15)

CNH Partners, LLC is the investment adviser of this selling securityholder and has investment and voting control over the securities beneficially owned by this selling securityholder. Robert Krail, Mark Mitchell and Todd Pulvino are the investment principals of CNH Partners, LLC.

(16)	This selling securityholder has identified itself as an affiliate of a broker-dealer. Please see “Plan of Distribution” for required disclosure regarding these selling securityholders.
(17)	Bradford Whitmore has investment and voting control over the securities beneficially owned by this selling securityholder.
(18)	Bradford Whitmore and Michael Brailov have investment and voting control over the securities beneficially owned by this selling securityholder.
(19)	Alex Adair has investment and voting control over the securities beneficially owned by this selling securityholder.
(20)	Highbridge Capital Management is the investment advisor of this selling securityholder and has investment and voting control over the securities held by this selling securityholder. Glenn Dubin and Henry Swica are principals of Highbridge Capital Management.
(21)	Maystone Partners LLC is the investment manager of this selling securityholder and has investment and voting control over the securities beneficially owned by this selling securityholder. Henry J. Pizzutello and Mark R. Connors are the managing members of Maystone Partners LLC.
(22)	Glenn Fuhrman and John Phelan have investment and voting control over the securities beneficially owned by this selling securityholder.
(23)	Elliot Bossen has investment and voting control over the securities beneficially owned by this selling securityholder.
(24)	S. Donald Sussman has investment and voting control over the securities beneficially owned by this selling securityholder.
(25)	Eric Grant has investment and voting control over the securities beneficially owned by this selling security holder.
(26)	Yan Erlikh and David Liebowitz have investment and voting control over the securities beneficially owned by this selling securityholder.
(27)	Information about other selling securityholders, if any, will be set forth in one or more prospectus supplements. Assumes that any other holders of the securities, or any future transferees, pledgees, donees or successors of or from any such holders of securities do not beneficially own any shares of Class A common stock other than the Class A common stock issuable upon conversion of the notes.

No selling securityholder nor any of its affiliates has held any position or office with, been employed by or otherwise has had any material relationship with us or our affiliates during the three years before the date of this prospectus.

DESCRIPTION OF NOTES

We issued the notes under an indenture between us and The Bank of New York, as trustee. Copies of the indenture and the registration rights agreement referred to below are included as exhibits to the registration statement of which this prospectus forms a part and are available as set forth above on page 1 under the heading “Where You Can Find More Information.” The following is a summary of certain provisions of the indenture and the registration rights agreement and does not purport to be complete. Reference should be made to all provisions of the indenture and the registration rights agreement, including the definitions of certain terms contained therein. As used in this section, the terms “we”, “us” and “our” refer to American Tower Corporation, but not any of our subsidiaries, unless the context requires otherwise.

General

The notes are our unsecured general obligations. The notes are limited to a principal amount of $210,000,000. The notes will mature on August 1, 2010.

The notes accrue interest at a rate of 3.25% per annum from August 4, 2003, or from the most recent interest payment date to which interest has been paid or duly provided for, and accrued and unpaid interest will be payable semi-annually in arrears on February 1 and August 1 of each year, which we refer to as interest payment dates, beginning February 1, 2004. Interest will be paid to the person in whose name a note is registered at the close of business on the January 15 or July 15, which we refer to as the record dates, immediately preceding the relevant interest payment date. Each payment of interest on the notes will include interest accrued through the day before the applicable interest payment date (or purchase or redemption, as the case may be). Any payment required to be made on any day that is not a business day will be made on the next succeeding business day as if made on the date that the payment was due and no interest will accrue on that payment for the period from the original payment date to the date of that payment on the next succeeding business day. Interest will be computed on the basis of a 360-day year comprised of twelve 30-day months.

Payments on the notes will be made in U.S. dollars at the office of the trustee. At our option, however, we may make payments by check mailed to the holder’s registered address or, with respect to global notes, by wire transfer. You may present the notes for conversion, registration of transfer and exchange, without service charge, at the office of our paying agent, initially the trustee, in New York, New York and at the corporate trust office of the trustee in New York, New York.

Ranking

The notes rank equally with our senior unsecured indebtedness. As of September 30, 2003, giving effect to subsequent repurchases of our 2.25% convertible notes and 5.0% convertible notes, our senior unsecured indebtedness included $772.1 million accreted amount of convertible notes due in 2009 and 2010 and $1.0 billion principal amount of our 9 3/8% senior notes due 2009. Our subsidiaries do not guarantee the notes. The notes effectively rank junior to all indebtedness of our subsidiaries. This indebtedness includes the borrowings of our principal operating subsidiaries under the credit facilities and the 12.25% senior subordinated discount notes and 7.25% senior subordinated notes, all of which are guaranteed by us and substantially all of our subsidiaries. Additionally, the credit facilities are secured by our assets and the assets of substantially all of our subsidiaries. As of September 30, 2003, after giving effect to the sale of 7.25% senior subordinated notes in November 2003 and the use of proceeds to repay $389.3 million of indebtedness under the credit facilities and the related permanent reduction of revolving loan commitments, the following amounts of subsidiary debt would be outstanding: $742.8 million under the credit facilities, $408.2 million of 12.25% senior subordinated discount notes (net of the unamortized allocated fair value of the warrants of $46.5 million) $400.0 million of 7.25% senior subordinated notes and $62.6 million of other long-term subsidiary debt, and $237.8 million of unused commitments would remain under the credit facilities.

Conversion

You are entitled to convert your notes, in denominations of $1,000 principal amount or multiples thereof, into our Class A common stock at any time before the close of business on the last trading day prior to the maturity date of the notes, subject to prior redemption or repurchase of the notes. Each $1,000 principal amount of notes may be converted into our Class A common stock at the conversion rate of 81.8080 shares per note, which is equal to an initial conversion price of approximately $12.22 per share. The conversion rate may be adjusted for certain events as described under “Conversion Rate Adjustments,” but it will not be adjusted for accrued interest.

Upon conversion, you will not be entitled to any payment or adjustment on account of accrued and unpaid interest on the notes. Our delivery to you of the fixed number of shares of Class A common stock into which the notes are convertible, together with cash in lieu of any fractional share, will be deemed to satisfy our obligation to pay principal and accrued interest on the notes to the date of conversion. Accrued interest is deemed to be paid in full rather than canceled, extinguished or forfeited.

If the notes are converted during the period after any interest record date and prior to the corresponding interest payment date, you will receive the interest payable on those notes on the corresponding interest payment date notwithstanding the conversion (unless they have been called for redemption on a redemption date within the period from the close of business on any regular record date to the opening of business on the next interest payment date) and upon surrender of the notes for conversion you must pay funds equal to the semi-annual cash interest payable on the principal amount to be converted. You may not convert notes called for redemption after the close of business on the business day preceding the date fixed for redemption, unless we default in payment of the redemption price. We will not issue fractional shares of Class A common stock upon conversion. Rather, we will pay the converting holder cash equal to the fair market value of the fractional interest, unless cash payment is prohibited by our indebtedness. In that case, we will issue fractional shares.

If you wish to exercise your conversion right, you must deliver an irrevocable conversion notice, together, if the notes are in certificated form, with the certificated security (the date of such delivery of notice, the “conversion date”), to the conversion agent who will, on your behalf, convert the notes into shares of our Class A common stock. You may obtain copies of the required form of the conversion notice from the conversion agent. The Bank of New York will act as the initial conversion agent.

Conversion Rate Adjustments

The initial conversion rate into shares of our Class A common stock is subject to adjustment upon the following events:

(1)	the issuance of shares of Class A common stock as a dividend or distribution on shares of Class A common stock. In such cases the conversion rate shall be increased by multiplying:

•	the conversion rate by

•	a fraction, the numerator of which will be the sum of the number of shares of Class A common stock outstanding immediately prior to distribution plus the number of shares constituting such distribution, and the denominator of which will be the number of shares of Class A common stock outstanding immediately prior to the distribution;

(2)	subdivisions, combinations and reclassifications of the shares of Class A common stock. In cases of subdivisions and combinations, the conversion rate will be appropriately adjusted to reflect the greater or lesser number of shares of Class A common stock outstanding after any such subdivision or combination. In case of a reclassification, the conversion rate will be adjusted so that upon conversion, a holder of notes will receive the securities it would have owned or have been entitled to receive had such notes been converted immediately prior to the reclassification;

(3)

the issuance to all holders of shares of Class A common stock of options, rights or warrants to subscribe for or purchase shares of Class A common stock (or securities convertible into shares of Class A common stock) for a period of not more than 45 days to subscribe for or purchase shares of Class A common stock at a price per share (or a conversion price per share) less than the current market price per share, provided, however, that the conversion rate will be readjusted to the extent that such subscription, purchase or conversion rights are not exercised on or prior to the expiration date thereof. In such cases, the conversion rate will be increased by multiplying:

•	the conversion rate by

•	a fraction, the numerator of which shall be the number of shares of Class A common stock outstanding plus the number of shares so offered for subscription or purchase and the denominator shall be the number of shares outstanding plus the number of shares of Class A common stock which the aggregate of the offering price of the total number of shares of Class A common stock so offered for subscription or purchase would purchase at the current market price per share.

(4)	a payment by us or one of our subsidiaries in respect of a repurchase (including by way of a tender offer or exchange offer) of shares of our Class A common stock to the extent that the cash and value of any other consideration included in the payment per share of Class A common stock exceeds the current market price per share (as defined below) of our Class A common stock on the trading day next succeeding the date of such repurchase (or the last date on which tenders or exchanges may be made pursuant to a tender or exchange offer). In such cases, the conversion rate will be increased by multiplying:

•	the conversion rate by

•	a fraction, the numerator of which will be the sum of (x) the fair market value, as determined by our board of directors, of the aggregate consideration payable for all shares of our Class A common stock we purchase in such repurchases and (y) the product of the number of shares of our Class A common stock outstanding less any such purchased shares and the current market price per share of our Class A common stock on the trading day next succeeding the date of the repurchases (or the last date on which tenders or exchanges may be made pursuant to a tender or exchange offer) and the denominator of which will be the product of the number of shares of our Class A common stock outstanding, including any such purchased shares, and the current market price per share of our Class A common stock on the trading day next succeeding the date of the repurchases (or the last date on which tenders or exchanges may be made pursuant to a tender or exchange offer);

(5)	the distribution to all holders of shares of Class A common stock of shares of our capital stock, evidences of our indebtedness, securities, cash or other assets, including options, rights or warrants to purchase our securities, excluding from the foregoing distributions of shares of Class A common stock referred to in (1) above, options, rights and warrants (or convertible securities) referred to in (3) above, dividends and distributions paid exclusively in cash covered by (6) below and cash distributions upon a consolidation or merger to which the last paragraph of this section “Conversion Rate Adjustments” applies. In such cases, the conversion rate will be increased by multiplying:

•	the conversion rate by

•	a fraction, the numerator of which is the current market price per share of our Class A common stock and the denominator of which is the current market price per share of our Class A common stock minus the fair market value, as determined by our board of directors, of the indebtedness, securities, cash or other assets so distributed that is applicable to one share of Class A common stock; and

(6)	the distribution by us of cash to all holders of Class A common stock, excluding any cash portion of distributions referred to in (5) above, or cash distributions upon a merger or consolidation to which the last paragraph of this section “Conversion Rate Adjustments” applies. In such cases, the conversion rate will be increased by multiplying:

•	the conversion rate by

•	a fraction, the numerator of which will be the current market price per share of our Class A common stock and the denominator of which will be the current market price per share of our Class A common stock minus the amount per share of such dividend or distribution.

For the purpose of any computation under (3), (5) or (6) above, the current market price per share of our Class A common stock means the average of the closing sale price per share of our Class A common stock for the 20 consecutive trading days ending the day before the “ex” date with respect to the issuance or distribution requiring such computation. For purposes of any computation under (4) above, the current market price per share of our Class A common stock means the average of the closing sale price per share of our Class A common stock for the 20 consecutive trading days commencing the trading day next succeeding the date of such repurchase (or the last date on which tenders or exchanges may be made pursuant to a tender offer or exchange offer). The “ex” date means the first date on which the Class A common stock trades in the applicable securities exchange without the right to receive such issuance or distribution. The closing sale price of our Class A common stock means the closing per share sale price (or if no closing per share sales price is reported, the average of the bid and ask prices or, if more than one in either case, the average of the average bid and the average ask price) on that date as reported on the NYSE or, if our Class A common stock is not then listed on the NYSE, then on such national or regional exchange or market on which the Class A common stock is then listed or quoted.

If we distribute capital stock of, or similar equity interests in, a subsidiary or other business unit of ours, the conversion rate will be adjusted based on the market value of the securities so distributed relative to the market value of shares of our Class A common stock, in each case based on the average closing sales prices of those securities for the 20 trading days commencing on and including the fifth trading day after the date on which “ex-dividend trading” commences for such distribution on the NYSE, the Nasdaq National Market or such other national or regional exchange or market on which the securities are then listed or quoted.

To the extent permitted by law, we may increase the conversion rate by any amount for any period of at least 20 days if our board of directors determines that the increase would be in our best interests. Any such determination by our board will be conclusive. We may also increase the conversion rate as our board of directors deems advisable to avoid or diminish any income tax to holders of Class A common stock resulting from any dividend or distribution of stock, or rights to acquire stock, or from any event so treated for income tax purposes.

If an increase in the conversion rate is made with respect to a distribution of cash or other property (but generally not stock dividends or rights to subscribe for shares of Class A common stock) to our stockholders, such increase will result in a deemed distribution to U.S. Holders of the notes for U.S. federal income tax purposes. See “Material United States Federal Income Tax Consequences” for a discussion of this issue.

We will not be required to make an adjustment in the conversion rate unless the adjustment would require a change of at least 1% in the conversion rate. However, we will carry forward any adjustments that are less than 1% of the conversion rate.

If a reorganization event occurs, you will have the right to convert the notes only into the kind and amount of the securities, cash or other property you would have received had you converted your notes immediately prior to the reorganization event. We use the term reorganization event to mean:

•	any recapitalization of shares of Class A common stock, other than changes involving par value, or as a result of a subdivision or combination of the Class A common stock;

•	any consolidation or merger involving our company, other than one that does not result in a reclassification, conversion, exchange or cancellation of Class A common stock;

•	any sale or transfer of all or substantially all of our assets; or

•	any compulsory share exchange pursuant to which holders of Class A common stock will be entitled to receive other securities, cash or other property.

Optional Redemption of the Notes

Prior to August 6, 2008, we cannot redeem the notes at our option. Beginning on August 6, 2008, we may redeem the notes, in whole at any time, or in part from time to time, for cash at the following redemption prices, expressed as a percentage of the principal amount. We are required to pay accrued and unpaid interest up to but not including the date of redemption. We will give not less than 20 days’ nor more than 60 days’ notice of redemption by mail to holders of the notes. If we opt to redeem less than all of the notes at any time, the trustee will select or cause to be selected the notes to be redeemed in principal amounts of $1,000 or integral multiples thereof. The trustee may select the notes by lot, pro rata or by any other method the trustee considers fair and appropriate.

Twelve Months (or shorter period) commencing	Redemption Price
August 6, 2008	100.929%
August 1, 2009	100.464%
August 1, 2010	100.000%

Fundamental Change

Upon the occurrence of a fundamental change, you will have the right to require us to repurchase in cash all of your notes not previously called for redemption, or any portion of the principal amount thereof, that is equal to $1,000 or an integral multiple of $1,000. The price we are required to pay is equal to 100% of the principal amount of the notes plus accrued and unpaid interest up to, but not including, the repurchase date.

Within 15 days after the occurrence of a fundamental change, we are obligated to give you notice of the fundamental change and of the repurchase right arising as a result of the fundamental change. We must also deliver a copy of this notice to the trustee. To exercise the repurchase right, you must deliver before the 45th day after the date of our notice irrevocable written notice to the trustee of your exercise of its repurchase right, together with the notes with respect to which the right is being exercised. We are required to repurchase the notes on the date that is 45 days after the date of our notice.

A fundamental change will be deemed to have occurred upon a change in control or a termination of trading.

A “change in control” will be deemed to have occurred at the time after the notes are originally issued that any of the following occurs:

(1)	any person, including any syndicate or group deemed to be a “person” under Section 13(d)(3) of the Exchange Act, acquires beneficial ownership, directly or indirectly, through a purchase, merger or other acquisition transaction or series of transactions, of shares of our capital stock entitling the person to exercise 50% or more (or 75% or more in the case of an acquisition by the principal or a related party of the principal) of the total voting power of all shares of our capital stock entitled to vote generally in elections of directors, other than an acquisition by us, any of our subsidiaries or any of our employee benefit plans;

(2)	consummation of any merger, consolidation or amalgamation by us with or into any other person (other than one or more of our subsidiaries), or of another person into us, or the conveyance, sale, transfer or lease by us of all or substantially all of our assets to another person, other than any transaction:

•	that does not result in a reclassification, conversion, exchange or cancellation of outstanding shares of Class A common stock,

•

pursuant to which the holders of shares of our Class A common stock (including within this group all related parties) immediately prior to the transaction have the entitlement to exercise, directly or indirectly, 50% or more of the total voting power of all shares of capital stock entitled to vote generally in the election of directors of the continuing or surviving corporation immediately after the transaction, provided, for the avoidance of doubt, nothing under this bullet point should affect the applicability of clause (1) above, or

•	which is effected solely to change our jurisdiction of incorporation and results in a reclassification, conversion or exchange of outstanding shares of our Class A common stock solely into shares of common stock of the surviving entity; or

(3)	any time our continuing directors do not constitute a majority of our board of directors (or, if applicable, a successor corporation to us).

However, a change in control will not be deemed to have occurred if either:

(A)	the closing sale price per share of our Class A common stock for any five trading days within the period of 10 consecutive trading days ending immediately after the later of the change in control or the public announcement of the change in control, in the case of a change in control relating to an acquisition of capital stock, or the period of 10 consecutive trading days ending immediately before the change in control, in the case of change in control relating to a merger, consolidation or asset sale, equals or exceeds 105% of the conversion price of the notes in effect on each of those trading days, or

(B)	at least 90% of the consideration in a merger or consolidation otherwise constituting a change in control under clause (1) and/or clause (2) above consists of shares of common stock traded on a national securities exchange or quoted on the Nasdaq National Market (or will be so traded or quoted immediately following the merger or consolidation) and as a result of the merger or consolidation the notes become convertible into such shares of common stock.

For purposes of these provisions:

•	“principal” means Steven B. Dodge,

•	“related party” with respect to the principal means:

(1)	any person that is a subsidiary of the principal; or

(2)	any corporation, trust, partnership, limited liability company or other entity controlled, directly or indirectly, by the principal or a person referred to in the immediately preceding clause (1). For the purposes of this clause (2), the principal and one or more of such persons shall be deemed to control one of the entities referred to above only if they collectively hold in excess of 50% of the outstanding equity, beneficial, partnership, membership or other interests in such entity,

•	the conversion price is equal to $1,000 divided by the conversion rate,

•	whether a person is a “beneficial owner” will be determined in accordance with Rule 13d-3 under the Exchange Act, and

•	“person” includes any syndicate or group that would be deemed to be a “person” under Section 13(d)(3) of the Exchange Act.

Rule 13e-4 under the Exchange Act requires the dissemination of prescribed information to security holders in the event of an issuer tender offer and may apply in the event that the repurchase option becomes available to the holders of notes. We will comply with this rule to the extent it applies at that time.

The definition of change in control includes a phrase relating to the conveyance, transfer, sale, lease or disposition of “all or substantially all” of our and our subsidiaries’ assets. There is no precise, established definition of the phrase “substantially all” under applicable law. Accordingly, the ability of a holder of notes to require us to repurchase its notes as a result of the conveyance, transfer, sale, lease or other disposition of less than all of our and our subsidiaries’ assets may be uncertain.

“Continuing directors” means, as of any date of determination, any member of our board of directors who (i) was a member of our board of directors on the date of the indenture or (ii) was nominated for election or elected to our board of directors with the approval of a majority of the continuing directors who were members of our board of directors at the time of such nomination or election.

A “termination of trading” will be deemed to have occurred if shares of our Class A common stock (or other common stock into which the notes are then convertible) is neither listed for trading on the NYSE nor approved for trading or quoted on the Nasdaq National Market or any other U.S. securities exchange or another established over-the-counter trading market in the United States.

The foregoing provisions would not necessarily provide the holders of notes with protection if we are involved in a highly leveraged or other transaction that may adversely affect the holders.

If a fundamental change were to occur, we may not have sufficient funds to pay the fundamental change repurchase price. Further, we will need to obtain lender approval under the existing credit facilities in order to make any fundamental change repurchase and any future credit agreements or other agreements relating to our indebtedness could contain provisions prohibiting repurchase of the notes under certain circumstances or could provide that a fundamental change repurchase constitutes an event of default under that agreement. If any agreement governing our indebtedness prohibits or otherwise restricts us from repurchasing the notes at a time when we become obligated to do so, we could seek the consent of the lenders to repurchase the notes or to refinance this debt. If we fail to repurchase the notes when required following a fundamental change, we will be in default under the indenture, which would constitute a default under the existing credit facilities and might constitute a default under the terms of our other indebtedness. See “Risk Factors—We may be unable to repay the notes when due or repurchase the notes when we are required to do so.”

Consolidation, Merger and Sales of Assets

We may not (1) consolidate with or merge into any other person or sell, convey, lease or transfer our properties and assets substantially as an entirety to any other person in any one transaction or series of related transactions, or (2) permit any person to consolidate with or merge into us, unless:

•	if we are not the surviving person, the surviving person formed by such consolidation or into which we are merged or the person to which our properties and assets are so transferred shall be a corporation organized and existing under the laws of the United States of America, any state thereof or the District of Columbia, and shall execute and deliver to the trustee a supplemental indenture expressly assuming the payment when due of the principal of and interest on the notes and the performance of each of our other covenants under the indenture, and

•	in either case, immediately after giving effect to such transaction, no default or event of default shall have occurred and be continuing.

Events of Default and Remedies

An event of default is defined in the indenture as being any of the following:

•	our default in payment of the principal amount at maturity, optional redemption price or any fundamental change repurchase price when due, upon maturity, acceleration, redemption or otherwise, on any of the notes;

•	our default for 30 days in payment of any installment of interest, including liquidated damages, if any, on the notes;

•	our default for 60 days after notice in the observance or performance of any other covenants in the indenture;

•	certain events involving bankruptcy, insolvency or reorganization of us or any of our significant subsidiaries;

•	our failure to give notice of the right to require us to purchase notes following the occurrence of a fundamental change within the time required to give such notice;

•	the default under any mortgage, indenture or instrument under which there may be issued or by which there may be secured or evidenced any indebtedness for money borrowed by us or any of our significant subsidiaries (or the payment of which is guaranteed by us or any of our significant subsidiaries) whether such indebtedness or guarantee now exists, or is created after the date of the indenture, if that default:

•	is caused by a failure to pay principal of, or interest or premium, if any, on such indebtedness prior to the expiration of the grace period provided in such indebtedness on the date of such default, which we refer to as a “payment default”; or

•	results in the acceleration of such indebtedness prior to its express maturity;

and, in each case, if the principal amount of any such indebtedness, together with the principal amount of any other such indebtedness under which there has been a payment default or the maturity of which has been so accelerated, aggregates $25.0 million or more; and

•	our failure or the failure of any of our significant subsidiaries to pay final judgments aggregating in excess of $25.0 million, which judgments are not paid, discharged or stayed for a period of 60 days.

The indenture will provide that if any event of default exists, the trustee or the holders of not less than 25% in principal amount of the notes then outstanding may declare the principal amount of, and any accrued and unpaid interest, including liquidated damages, if any, on all notes to be due and payable immediately. Notwithstanding the foregoing, in the case of an event of default arising from certain events of bankruptcy or insolvency involving us or any of our significant subsidiaries, all outstanding notes will become due and payable without further action or notice. However, if we cure all defaults, except the nonpayment of principal and interest with respect to any notes that become due by acceleration, and certain other conditions are met, the holders of a majority in principal amount of the notes then outstanding may rescind that acceleration. Holders may similarly waive past defaults.

The holders of a majority in principal amount of the notes then outstanding have the right to direct the time, method and place of conducting any proceedings for any remedy available to the trustee, subject to certain limitations specified in the indenture.

The indenture will provide that while the trustee shall give notice to the holders of notes of any default, the trustee may withhold notice of any default or event of default (except in payment on the notes) if the trustee in good faith considers it in the interest of the note holders to refrain from giving notice.

Modification of the Indenture

The indenture contains provisions permitting us and the trustee, with the consent of the holders of not less than a majority in principal amount of the notes at the time outstanding, to modify the indenture and the rights of the note holders. However, without the consent of each note holder so affected, we cannot make any modification that will:

•	change the final maturity of any notes;

•	reduce the rate or extend the time for payment of interest;

•	reduce the principal amount or any premium;

•	change the provisions for liquidated damages, for redemption or for repurchase upon a fundamental change, in each case in a manner adverse to the holders;

•	impair or affect the right of a holder to institute suit for the payment of principal, interest or any premium;

•	change the currency in which the notes are payable;

•	impair the right to convert the notes into shares of Class A common stock; or

•	reduce the percentage of notes, the consent of the holders of which is required for any modification.

We may, without the consent of any holder of notes, amend or supplement the indenture or the notes to:

•	cure any ambiguity, defect or inconsistency or make any other changes in the provisions of the indenture which we and the trustee may deem necessary or desirable, provided such amendment does not materially and adversely affect the notes;

•	provide for uncertificated notes in addition to or in place of certificated notes;

•	provide for the assumption of our obligations to holders of notes in the circumstances required under the indenture as described under “Consolidation, Merger and Sales of Assets”;

•	provide for conversion rights of holders of notes in certain events such as our consolidation or merger or the sale of all or substantially all of our assets;

•	increase the conversion rate;

•	evidence and provide for the acceptance of the appointment under the indenture of a successor trustee;

•	make any change that would provide any additional rights or benefits to the holders of notes or that does not adversely affect the legal rights under the indenture of any such holder; or

•	comply with requirements of the SEC in order to effect or maintain the qualification of the indenture under the Trust Indenture Act of 1939, as amended.

Registration Rights

On August 4, 2003, we entered into a registration rights agreement with the initial purchasers of the notes for the benefit of the holders of the notes. That agreement obligates us, at our sole expense, as follows:

•	to use our reasonable best efforts to file a shelf registration statement as soon as practicable, but in no event more than 90 days after the issuance of the notes, covering resales of the notes and the shares of Class A common stock issuable upon their conversion. We refer to those securities collectively as the registrable securities;

•	to use our reasonable best efforts to cause the shelf registration statement to be declared effective under the Securities Act within 180 days after the issuance of the notes; and

•	to use our reasonable best efforts to keep the shelf registration statement effective and usable for two years or any shorter period required under Rule 144(k) of the Securities Act.

We are permitted to suspend the use of the shelf registration statement during certain black-out periods if we determine in good faith that it is in our best interest and if we provide the registered holders with written notice of the suspension. The period may not exceed 30 days in any three-month period and may not exceed 90 days in the aggregate in any 12-month period. We are also not required to maintain the shelf registration statement if prior to the end of that two-year period or other shorter Rule 144(k) period all the registrable securities have been sold under the shelf registration statement, transferred under Rule 144 under the Securities Act or otherwise transferred in a way that eliminates their Securities Act transfer restrictions for future resales by non-affiliates.

We are obligated to:

•	provide each holder of registrable securities with copies of this prospectus,

•	notify each holder when the registration statement has become effective, and

•	take certain other actions as are required to permit unrestricted resales of the registrable securities.

If you sell registrable securities pursuant to the registration statement, you:

•	will usually be required to be named as a selling security holder in this prospectus and to deliver this prospectus to purchasers,

•	will be subject to certain of the civil liability provisions under the Securities Act in connection with your sales, and

•	will be bound by the applicable provisions of the registration rights agreement, including certain indemnification rights and obligations.

If a registration default occurs, the interest rate will be increased 0.50% per annum, subject to certain exceptions. Following the cure of a registration default, the interest rate will become the rate in effect immediately prior to the registration default. We use the term registration default to mean if:

•	we fail to timely file the shelf registration statement with the SEC within 90 days of closing,

•	the SEC has not declared the shelf registration statement effective within 180 days of closing, or

•	we fail to keep the shelf registration statement that has been declared effective continuously effective and usable, subject to certain exceptions, for the period required.

Each registrable security contains a legend to the effect that the holder is deemed to have agreed to be bound by the provisions of the registration rights agreement.

We will mail a notice and questionnaire to the holders of registrable securities not less than 30 calendar days prior to the time we intend in good faith to have the shelf registration statement declared effective. Holders are required to complete and deliver the signed notice and questionnaire at least five business days prior to the effective date of the shelf registration statement to be named as selling security holders in the prospectus at the time of effectiveness. Holders of registrable securities will, however, have at least 20 calendar days from the date on which the notice and questionnaire is first mailed to them to return a completed and signed notice and questionnaire.

No holder of registrable securities will be entitled to be named as a selling security holder in the shelf registration statement at the time of the effectiveness of the registration statement, and no holder of registrable securities will be entitled to use the prospectus forming a part of the shelf registration statement for offers and resales of registrable securities at any time, unless such holder has returned a completed and signed notice and questionnaire to us.

Beneficial owners of registrable securities who have not returned a notice and questionnaire by the deadline described above may receive another notice and questionnaire from us upon request. Following our receipt of a completed and signed notice and questionnaire, we will include the registrable securities covered thereby in the shelf registration statement, subject to restrictions on the timing provided in the registration rights agreement.

The summary of certain provisions of the registration rights agreement does not purport to be complete. It is subject to, and is qualified in its entirety by reference to, all the provisions of the registration rights agreement. A copy of the registration rights agreement is included as an exhibit to the registration statement of which this prospectus forms a part is available as set forth above on page 1 under the heading “Where You Can Find More Information.”

Concerning the Trustee

The Bank of New York is the trustee, registrar conversion agent and paying agent and is a lender under the credit facilities and may provide other commercial banking services to us in the future.

Governing Law

The indenture and the notes will be governed by, and construed in accordance with, the laws of the State of New York.

Form, Exchange, Registration and Transfer

We issued the notes in registered form, without interest coupons. We will not charge a service charge for any registration of transfer or exchange of the notes. We may, however, require the payment of any tax or other governmental charge payable for that registration.

Notes are exchangeable for other notes, for the same principal amount and for the same terms but in different authorized denominations in accordance with the indenture. You may present notes for registration of transfer at the office of the security registrar or any transfer agent we designate. The security registrar or transfer agent will effect the transfer or exchange when it is satisfied with the documents of title and identity of the person making the request.

We have appointed the trustee as security registrar for the notes. We may at any time rescind that designation or approve a change in the location through which any registrar acts. We are required to maintain an office or agency for transfers and exchanges in each place of payment. We may at any time designate additional registrars for the notes.

In the case of any redemption, the security registrar will not be required to register the transfer or exchange of any notes either:

•	during a period beginning 15 business days prior to the mailing of the relevant notice of redemption and ending on the close of business on the day of mailing of the notice, or

•	if the notes have been called for redemption in whole or in part, except the unredeemed portion of any notes being redeemed in part.

Payment and Paying Agents

Payments on the notes will be made in U.S. dollars at the office of the trustee. At our option, however, we may make payments by check mailed to the holder’s registered address or, with respect to global notes, by wire transfer. We will make any required interest payments to the person in whose name a note is registered at the close of business on the record date for the interest payment.

We have designated the trustee as our paying agent for payments on the notes. We may at any time designate additional paying agents or rescind the designation of any paying agent or approve a change in the office through which any paying agent acts.

Subject to the requirements of any applicable abandoned property laws, the trustee and paying agent shall pay to us upon written request any money held by them for payments on the notes that remain unclaimed for two years after the date upon which that payment has become due. After payment to us, holders entitled to the money must look to us for payment. In that case, all liability of the trustee or paying agent with respect to that money will cease.

Notices

Except as otherwise described herein, notice to registered holders of the notes will be given by mail to the addresses as they appear in the security register. Notices will be deemed to have been given on the date of such mailing.

Replacement of Notes

We will replace any notes that become mutilated, destroyed, stolen or lost at the expense of the holder upon delivery to the trustee of the mutilated notes or evidence of the loss, theft or destruction satisfactory to us and the trustee. In the case of lost, stolen or destroyed notes, indemnity satisfactory to the trustee and us may be required at the expense of the holder of the notes before replacement notes will be issued.

Book-Entry System

The notes are evidenced by one or more permanent global notes in definitive, fully-registered form without interest coupons. The global notes have been deposited with the trustee as custodian for DTC and registered in the name of a nominee of DTC in New York, New York for the accounts of participants in DTC.

Investors may hold their interests in the global notes directly through DTC if they are DTC participants, or indirectly through organizations that are DTC participants.

Except in the limited circumstances described below, holders of notes represented by interests in the global notes will not be entitled to receive notes in definitive form.

DTC has advised us as follows: DTC is a limited purpose trust company organized under the laws of the State of New York Uniform Commercial Code and a “clearing corporation” within the meaning of the New York Uniform Commercial Code and a “clearing agency” registered pursuant to the provisions of Section 17A of the Exchange Act. DTC was created to hold securities of institutions that have accounts with DTC (which we refer to as “participants”) and to facilitate the clearance and settlement of securities transactions among its participants in such securities through electronic book-entry changes in accounts of the participants, thereby eliminating the need for physical movement of securities certificates. DTC’s participants include securities brokers and dealers, banks, trust companies, clearing corporations and certain other organizations. Access to DTC’s book-entry system is also available to others such as banks, brokers, dealers and trust companies that clear through or maintain a custodial relationship with a participant, whether directly or indirectly.

DTC will credit, on its book-entry registration and transfer system, the respective principal amount of the individual beneficial interests represented by the global notes to the accounts of participants. The accounts to be credited shall be designated by the purchasers of such beneficial interests. Ownership of beneficial interests in the global notes will be limited to participants or persons that may hold interests through participants. Ownership of beneficial interests in the global notes will be shown on, and the transfer of those ownership interests will be effected only through, records maintained by DTC (with respect to participants’ interests) and such participants (with respect to the owners of beneficial interests in the global notes other than participants).

Except as set forth below, owners of beneficial interests in the global notes will not be entitled to receive notes in definitive form and will not be considered to be the owners or holders of any notes under the global notes. We understand that under existing industry practice, in the event an owner of a beneficial interest in the global notes desires to take any actions that DTC, as the holder of the global notes, is entitled to take, DTC would authorize the participants to take such action, and that participants would authorize beneficial owners owning through such participants to take such action or would otherwise act upon the instructions of beneficial owners owning through them. No beneficial owner of an interest in the global notes will be able to transfer the interest except in accordance with DTC’s applicable procedures, in addition to those provided for under the indenture.

Payments of the principal of, premium, if any, and interest and liquidated damages, if any, on the notes represented by the global notes registered in the name of and held by DTC or its nominee will be made to DTC or its nominee, as the case may be, as the registered owner and holder of the global notes.

We expect that DTC or its nominee, upon receipt of any payment of principal or interest in respect of the global notes, will credit participants’ accounts with payments in amounts proportionate to their respective beneficial interests in the principal amount of the global notes as shown on the records of DTC or its nominee. We also expect that payments by participants to owners of beneficial interests in the global notes held through such participants will be governed by standing instructions and customary practices as is now the case with securities held for accounts of customers registered in the names of nominees for such customers. Such payments, however, will be the responsibility of such participants and indirect participants, and neither we, the trustee nor any paying agent will have any responsibility or liability for any aspect of the records relating to, or payments made on account of, beneficial ownership interests in the global notes or for maintaining, supervising or reviewing any records relating to such beneficial ownership interests or for any other aspect of the relationship between DTC and its participants or the relationship between such participants and the owners of beneficial interests in the global notes.

Unless and until it is exchanged in whole or in part for notes in definitive form, the global notes may not be transferred except as a whole by DTC to a nominee of DTC or by a nominee of DTC to DTC or another nominee of DTC.

Transfers between participants in DTC will be effected in the ordinary way in accordance with DTC rules and will be settled in same-day funds.

DTC may grant proxies and otherwise authorize any person, including agent members and persons that may hold interests through agent members, to take any action that a holder is entitled to take. We expect that DTC will take any action permitted to be taken by a holder of notes (including the presentation of notes for exchange as described below) only at the direction of one or more participants to whose account the DTC interests in the global notes is credited and only in respect of such portion of the aggregate principal amount of the notes as to which such participant or participants has or have given such direction. However, if there is an event of default under the notes, the global notes may be exchanged for notes in definitive form.

Although we expect that DTC will agree to the foregoing procedures in order to facilitate transfers of interests in the global notes among participants of DTC, DTC is under no obligation to perform or continue to perform such procedures, and such procedures may be discontinued at any time. Neither we nor the trustee will have any responsibility for the performance by DTC or their participants or indirect participants of their respective obligations under the rules and procedures governing their operations.

If DTC is at any time unwilling to continue as a depositary for the global notes and a successor depositary is not appointed by us within 90 days, or under other circumstances described in the indenture, we will issue notes in fully registered, definitive form in exchange for the global notes.

DESCRIPTION OF CAPITAL STOCK

The description below summarizes the more important terms of American Tower Corporation’s capital stock. Because this section is a summary, it does not describe every aspect of our capital stock. This summary is subject to and qualified in its entirety by reference to the provisions of our restated certificate of incorporation, as amended, which we refer to as our charter.

General

Our authorized capital stock consists of 20,000,000 shares of preferred stock, $.01 par value per share, 500,000,000 shares of Class A common stock, $.01 par value per share, 50,000,000 shares of Class B common stock, $.01 par value per share, and 10,000,000 shares of Class C common stock, $.01 par value per share.

Preferred Stock

Our board of directors will determine the designations, preferences, limitations and relative rights of the 20,000,000 authorized and unissued shares of preferred stock. These include:

•	the distinctive designation of each series and the number of shares that will constitute the series;

•	the voting rights, if any, of shares of the series;

•	whether shares of the series will be entitled to receive dividends and, if so, the dividend rate on the shares of the series, any restriction, limitation or condition upon the payment of the dividends, whether dividends will be cumulative, and the dates on which dividends are payable;

•	the prices at which, and the terms and conditions on which, the shares of the series may be redeemed, if the shares are redeemable;

•	the purchase or sinking fund provisions, if any, for the purchase or redemption of shares of the series;

•	any preferential amount payable upon shares of the series upon our liquidation or the distribution of our assets;

•	the price or rates of conversion at which, and the terms and conditions on which the shares of the series may be converted into other securities, if the shares are convertible; and

•	whether the series can be exchanged, at our option, into debt securities, and the terms and conditions of any permitted exchange.

The issuance of preferred stock, or the issuance of rights to purchase preferred stock, could discourage an unsolicited acquisition proposal. In addition, the rights of holders of common stock will be subject to, and may be adversely affected by, the rights of holders of any preferred stock that we may issue in the future.

Common Stock

Dividends.    Holders of record of shares of common stock on the record date fixed by our board of directors are entitled to receive dividends as declared by our board of directors out of funds legally available for the purpose. No dividends may be declared or paid in cash or property on any share of any class of common stock, however, unless simultaneously the same dividend is declared or paid on each share of the other classes of common stock. Dividends in the form of shares of stock of any company, including our company or any of our subsidiaries, are excepted from that requirement. Therefore, in the case of stock dividends, the shares paid as the dividend may differ as to voting rights to the extent that voting rights now differ among the different classes of common stock. In the case of any dividend payable in shares of common stock, holders of each class of common stock are entitled to receive the same percentage dividend, payable in shares of that class, as the holders of each other class. Dividends and other distributions on common stock are also subject to the rights of holders of any series of preferred stock or debt that may be outstanding from time to time.

Voting Rights.    Holders of shares of Class A common stock and Class B common stock have the exclusive voting rights and will vote as a single class on all matters submitted to a vote of the stockholders. The foregoing is subject to the requirements of Delaware corporate law, special provisions in our charter governing election of directors, certain Class A common stock class voting rights and the rights of holders of any series of preferred stock that may be outstanding from time to time. Each share of Class A common stock is entitled to one vote and each share of Class B common stock is entitled to ten votes. The holders of the Class A common stock, voting as a separate class, have the right to elect two directors. The holders of the Class A common stock and Class B common stock, voting together as a single class, have the right to elect the other directors. The Class C common stock is nonvoting except as otherwise required by Delaware corporate law.

Delaware corporate law requires the affirmative vote of the holders of a majority of the outstanding shares of any class or series of common stock to approve, among other things, an adverse change in the powers, preferences or special rights of the shares of that class or series. Our charter requires the affirmative vote of the holders of not less than 66 2/3% of the Class A common stock and Class B common stock, voting as a single class, to amend most of the provisions of the charter, including those relating to the provisions of the various classes of common stock, an increase or decrease in the number of authorized shares of Class A common stock, Class B common stock or Class C common stock, indemnification of directors, exoneration of directors for certain acts and the super-majority provision.

The provisions of our charter:

•	prohibit the acquisition by Steven B. Dodge and his controlled entities of more than 49.99% of the aggregate voting power of all shares of capital stock entitled to vote generally for the election of directors, less the voting power represented at the date of determination by the shares of Class B common stock acquired by Thomas H. Stoner, a former director, and purchasers affiliated with him in the January 1998 private offering and owned by them or certain affiliates;

•	prohibit future issuances of Class B common stock, except upon exercise of then outstanding options and pursuant to stock dividends or stock splits;

•	limit transfers of Class B common stock to permitted transferees;

•	provide for automatic conversion of the Class B common stock to Class A common stock if the aggregate voting power of Mr. Dodge, Mr. Stoner and their respective controlled entities falls below 21.3% of the aggregate voting power of all shares of capital stock; and

•	require the holders of a majority of Class A common stock to approve adverse amendments to the powers, preferences or special rights of the Class A common stock.

Mr. Dodge, together with his affiliates, owned approximately 27.5% of our total voting power as of December 15, 2003, which includes shares of common stock of American Tower Corporation that Mr. Dodge had the right to acquire within sixty days of December 15, 2003 through the exercise of an option, conversion feature or similar right.

Conversion Provisions.    Shares of Class B common stock and Class C common stock are convertible, at any time at the option of the holder, on a share for share basis into shares of Class A common stock. The present owner of Class C common stock can convert that stock only upon the occurrence of various events specified in our charter in which such conversion is permissible or with the consent of our board of directors. Shares of Class B common stock automatically convert into shares of Class A common stock upon any sale, transfer, assignment or other disposition other than (a) to permitted transferees, or (b) pursuant to pledges but not to the pledgee upon foreclosure. Permitted transferees include certain family members and other holders of Class B common stock.

Liquidation Rights.    Upon our liquidation, dissolution or winding up the holders of each class of common stock are entitled to share ratably in all assets available for distribution after payment in full of creditors and payment in full to holders of preferred stock then outstanding of any amount required to be paid to them.

However, if shares of stock or securities of any company, including any of our subsidiaries, are distributed in connection with our liquidation, dissolution or winding up, the shares or securities that we distribute to holders of the various classes of our common stock may differ as to voting rights to the extent that voting rights now differ among the different classes of common stock.

Other Provisions.    The holders of common stock have no preemptive, subscription or redemption rights and are not entitled to the benefit of any sinking fund. The shares of common stock presently outstanding are validly issued, fully paid and nonassessable.

In any merger, consolidation or business combination, the holders of each class of common stock must receive the identical consideration to that received by holders of each other class of common stock, except if shares of common stock or common stock of any other company are distributed, in which case the shares may differ as to voting rights to the same extent that voting rights then differ among the different classes of common stock.

No class of common stock may be subdivided, consolidated, reclassified or otherwise changed unless, concurrently, the other classes of common stock are subdivided, consolidated, reclassified or otherwise changed in the same proportion and in the same manner.

Our charter restricts transfers of shares of our capital stock to the extent necessary to comply with the FCC’s foreign ownership limitations.

Dividend Restrictions

Our borrower subsidiaries are prohibited under the terms of the credit facilities from paying cash dividends or making other distributions on, or making redemptions, purchases or other acquisitions of, their capital stock or other equity interests, including preferred stock, except that, beginning on April 15, 2004, if no default exists or would be created thereby under the credit facilities, our borrower subsidiaries may pay cash dividends or make other distributions to the extent that restricted payments, as defined in the credit facilities, do not exceed 50% of excess cash flow, as defined in the credit facilities, for the preceding calendar year. The indenture governing the 12.25% senior subordinated discount notes issued in January 2003 by ATI, our principal operating subsidiary, imposes similar limitations on the ability of ATI and certain of our subsidiaries that have guaranteed these discount notes to pay dividends and make other distributions. The indenture governing our 9 3/8% senior notes due 2009 also imposes significant limitations on the payment of dividends by us to our stockholders.

Delaware Business Combination Provisions

We are subject to the provisions of Section 203 of the General Corporation Law of Delaware. Section 203 prohibits a publicly held Delaware corporation from engaging in a “business combination” with an “interested stockholder” for a period of three years after the person became an interested stockholder, unless the business combination or the transaction in which the stockholder became an interested stockholder is approved in a prescribed manner. A “business combination” includes mergers, asset sales and other transactions resulting in a financial benefit to the interested stockholder. Subject to certain exceptions, an “interested stockholder” is a person who, together with affiliates and associates, owns, or within the prior three years did own, 15% or more of the corporation’s voting stock. These provisions do not apply to Mr. Dodge because our board of directors approved the transaction pursuant to which he became an interested stockholder.

Listing of Class A Common Stock

Our Class A common stock is traded on the NYSE under the symbol “AMT.”

Transfer Agent and Registrar

The transfer agent and registrar for the Class A common stock is The Bank of New York, P.O. Box 11258, Church Street Station, New York, NY 10286, telephone number (800) 524-4458.

MATERIAL UNITED STATES FEDERAL INCOME TAX CONSEQUENCES

The following summary describes the material United States federal income tax consequences to U.S. Holders of the acquisition, ownership, and disposition, of the notes and the shares of Class A common stock into which the notes may be converted. This summary is based on the Internal Revenue Code of 1986, as amended, its legislative history, existing and proposed regulations thereunder, published rulings and court decisions, all as currently in effect and all subject to change at any time, perhaps with retroactive effect. This summary applies only to persons who will hold the notes and common stock as capital assets within the meaning of Section 1221 of the Code, that is, generally, for investment. This summary does not discuss all aspects of United States federal income taxation that may be relevant to holders in light of their special circumstances or to holders subject to special tax rules. Special rules apply, for example, to financial institutions, insurance companies, tax-exempt organizations, dealers in securities or currencies, persons who hold the notes or shares of Class A common stock through a partnership or other pass-through entity, persons subject to alternative minimum tax, persons holding the notes or shares of Class A common stock as a part of a hedge, straddle, conversion, constructive sale or other integrated transaction, persons whose functional currency is not the U.S. dollar or persons who have ceased to be U.S. citizens or to be taxed as resident aliens. This summary also does not discuss any tax consequences arising under the United States federal estate and gift tax laws or the laws of any state, local, foreign or other taxing jurisdiction.

THIS SUMMARY IS PROVIDED FOR GENERAL INFORMATION PURPOSES ONLY, AND DOES NOT CONSTITUTE, AND SHOULD NOT BE CONSIDERED AS, LEGAL OR TAX ADVICE TO PROSPECTIVE PURCHASERS OF THE NOTES. PROSPECTIVE PURCHASERS OF THE NOTES SHOULD CONSULT WITH THEIR OWN TAX ADVISORS CONCERNING THE CONSEQUENCES, IN THEIR PARTICULAR CIRCUMSTANCES, UNDER THE CODE, AS WELL AS UNDER THE LAWS OF ANY OTHER TAXING JURISDICTION, OF ACQUIRING, OWNING, AND DISPOSING OF THE NOTES.

As used in this summary, a “U.S. Holder” is a beneficial owner of the notes or shares of our Class A common stock that is (1) a citizen or resident of the United States, (2) a domestic corporation, (3) an estate the income of which is subject to United States federal income tax without regard to its source or (4) a trust, if a court within the United States is able to exercise primary supervision over the administration of the trust and one or more United States persons have the authority to control all substantial decisions of the trust, or if a valid election is in place to treat the trust as a United States person.

As used in this summary, the term “non-U.S. holder” means a beneficial owner of the notes or shares of our Class A common stock that is not a U.S. holder.

Tax Consequences to U.S. Holders

Payments of Interest

Interest on a note will be taxable to a U.S. Holder as ordinary income at the time it is received or accrued, depending on the holder’s method of accounting for United States federal income tax purposes.

Additional Payments

Under the terms of the notes, we may be obligated in certain circumstances to pay amounts in excess of stated interest or principal on the notes. Under Treasury regulations, the possibility of such excess amounts being paid will not affect the amount of interest income a holder recognizes, in advance of the payment of such excess amounts, if there is only a remote chance as of the date the notes were issued that the holder will receive such amounts. We intend to take the position that the likelihood that we will be obligated to pay such excess amounts is remote. Our determination that these contingencies are remote is binding on a holder unless the holder discloses a contrary position in the manner required by applicable Treasury regulations. Our determination is not, however, binding on the Internal Revenue Service. In the event a contingency occurs, it could affect the amount and timing of the income that a holder must recognize.

Market Discount

If a holder purchases a note for an amount that is less than its stated redemption price at maturity, the difference will be treated as “market discount” (unless the difference is less than a statutorily defined de minimis amount), and the note will be subject to the market discount rules. The holder of a note that is subject to the market discount rules will be required to treat any full or partial principal payment or any gain recognized on the maturity, sale or other disposition of the note as ordinary income, to the extent that such gain does not exceed the accrued market discount on the note. The amount of market discount treated as having accrued will be determined either:

•	on a straight-line basis by multiplying the market discount times a fraction, the numerator of which is the number of days the note was held by the holder and the denominator of which is the total number of days after the date the holder acquired the note up to (and including) the note’s maturity date, or

•	if the holder so elects, on the basis of a constant rate of compound interest.

The holder of a note subject to the market discount rules may elect to include market discount in income currently, through the use of either the straight-line inclusion method or the elective constant interest rate method, in lieu of recharacterizing gain upon disposition as ordinary income to the extent of the accrued market discount on the note. Once made, this election will apply to all debt instruments with market discount acquired by the electing holder on or after the first day of the first taxable year to which the election applies and may not be revoked without the consent of the IRS. If an election is made to include market discount on a debt instrument in income currently, the basis of the debt instrument in the hands of the holder will be increased by the market discount as it is included in income.

A holder that does not elect to include the market discount on a note in income currently may be required to defer interest expense deductions for a portion of the interest paid on indebtedness incurred or continued to purchase or carry such note, until (1) the maturity of the note, (2) its earlier disposition in a taxable transaction or (3) if the holder so elects, a subsequent taxable year in which sufficient income exists with respect to the note.

Amortizable Bond Premium

If a holder purchases a note for an amount in excess of all amounts payable on the note after the purchase date, other than payments of stated interest, the excess will constitute bond premium. Bond premium will not include any amount attributable to the note’s conversion feature, however. The amount attributable to the conversion feature may be determined under any reasonable method, including by comparing the note’s purchase price to the market price of a similar debt instrument that does not have a conversion feature. A holder generally may elect to amortize bond premium on a constant yield method over the remaining term of the note by offsetting stated interest allocable to an accrual period with bond premium allocable to that period when the holder takes the interest into income under the holder’s regular method of accounting. Because the notes are redeemable at our option on or after August 6, 2008 (see “Description of Notes—Optional Redemption of the Notes”), a holder must determine the yield and maturity of a note for purposes of calculating and amortizing bond premium by assuming that we will exercise our option to redeem the holder’s note in a manner that maximizes the holder’s yield. If we do not exercise our option to redeem the note in the manner assumed, then solely for purposes of calculating and amortizing any remaining bond premium, the holder must treat the note as retired and reissued on the deemed redemption date for its adjusted acquisition price as of that date. The adjusted acquisition price of the note is the holder’s initial investment in the note, decreased by the amount of any payments, other than qualified stated interest payments, received with respect to such note and any bond premium previously amortized by the holder.

Once made, the election to amortize bond premium on a constant yield method applies to all debt instruments (other than debt instruments the interest on which is excludable from gross income) held or subsequently acquired by the holder on or after the first day of the first taxable year to which the election applies and may not be revoked without the consent of the IRS.

Constructive Dividends in Respect of the Notes

If at any time we make a distribution of cash or property to the holders of Class A common stock which is taxable to such stockholders as a dividend for United States federal income tax purposes and (1) the conversion rate of the notes is increased pursuant to the anti-dilution provisions of the indenture or (2) the conversion rate of the notes is increased at our discretion, such increase in the conversion rate generally will be deemed to be the payment of a taxable dividend to holders of the notes pursuant to Section 305 of the Code to the extent of our current or accumulated earnings and profits. Holders of the notes could therefore have taxable income as a result of an event pursuant to which they received no cash or property. Any such taxable dividend would not be eligible for the preferential rates of U.S. federal income tax applicable in respect of certain dividends under recently enacted legislation.

Sale, Exchange or Retirement of the Notes

A U.S. Holder will generally recognize gain or loss on the sale, exchange, retirement, or other disposition of a note equal to the difference between the amount realized by the holder and the holder’s adjusted tax basis in the note. A holder’s adjusted tax basis in a note will generally be its cost. The amount realized by the holder will include the amount of any cash and the fair market value of any property received for the note, except to the extent attributable to accrued but unpaid interest not previously included in income by the holder. The portion of the amount received which is attributable to accrued but unpaid interest not previously included in income will be taxed as ordinary interest income. Subject to the market discount rules described above, the gain or loss recognized by the holder upon the disposition of a note will be capital gain or loss and will be long-term capital gain or loss if the note has been held for more than one year. Long-term capital gain of an individual U.S. Holder prior to 2009 is generally subject to a maximum tax rate of 15%.

Conversion of the Notes

A U.S. Holder generally will not recognize any income, gain or loss upon conversion of a note into shares of Class A common stock, except with respect to cash received in lieu of a fractional share of Class A common stock or attributable to accrued interest on the converted note. Such holder’s tax basis in the shares of Class A common stock received on conversion of a note will be the same as such holder’s adjusted tax basis in the note at the time of conversion, reduced by any basis allocable to a fractional share interest, and the holding period for the shares of Class A common stock received on conversion will generally include the holding period of the note converted.

Cash received in lieu of a fractional share of Class A common stock upon conversion generally will be treated as a payment in exchange for the fractional share of Class A common stock. Accordingly, the receipt of cash in lieu of a fractional share of Class A common stock generally will result in capital gain or loss, measured by the difference between the cash received for the fractional share and the U.S. Holder’s adjusted tax basis in the fractional share.

Dividends on the Class A Common Stock

The amount of any distribution by us in respect of the Class A common stock will be equal to the amount of cash and the fair market value, on the date of distribution, of any property distributed. Generally, distributions made to U.S. Holders will be treated first as a dividend to the extent of our current or accumulated earnings and profits, next as a tax-free return of capital that reduces a holder’s tax basis in the shares of Class A common stock until that basis has been reduced to zero, and thereafter as gain from the sale or exchange of the stock.

In general, dividends are subject to tax as ordinary income. For tax years beginning in 2003 through 2008, however, a dividend distribution to an individual U.S. Holder is generally taxed as long-term capital gain at a maximum rate of 15%. The lower capital gain rates will not apply to a dividend on the shares of Class A common stock, however, if the individual U.S. Holder fails to satisfy certain holding period requirements with respect to the shares or is obligated to make related payments with respect to positions in substantially similar or related property. In addition, the lower capital gain rates will not apply to dividends that the holder elects to treat as investment income for purposes of an investment interest deduction.

In general, a dividend distribution to a corporate U.S. Holder will qualify for the 70% dividends received deduction if the holder owns less than 20% of the voting power or value of our stock (other than any non-voting, non-convertible, non-participating preferred stock). A corporate U.S. Holder that owns 20% or more of the voting power and value of our stock (other than any non-voting, non-convertible, nonparticipating preferred stock) generally will qualify for an 80% dividends received deduction. The dividends received deduction is subject, however, to certain holding period, debt financed portfolio stock and taxable income limitations. In addition, corporate holders should consider the rules under Section 1059 of the Code that may reduce their basis in the shares of Class A common stock.

Sale of Class A Common Stock

Upon the sale or exchange of shares of Class A common stock, a U.S. Holder generally will recognize capital gain or loss equal to the difference between the amount realized upon the sale or exchange and such holder’s adjusted tax basis in the shares of Class A common stock. Such capital gain or loss will be long-term if the U.S. Holder’s holding period in the shares of Class A common stock is more than one year at the time of the sale or exchange. Long-term capital gain of an individual U.S. Holder prior to 2009 is generally subject to a maximum tax rate of 15%.

Information Reporting and Backup Withholding

In general, certain information is required to be reported by the payor to the Internal Revenue Service with respect to payments made to certain non-corporate U.S. Holders of principal and interest on a note, dividends on shares of Class A common stock, the proceeds of the sale of a note and the proceeds of the sale of shares of Class A common stock. A U.S. Holder of a note may be subject to “back-up withholding” with respect to certain of such “reportable payments.” In general, these back-up withholding rules apply if such holder, among other things, (1) fails to furnish a taxpayer identification number (or TIN) to the payor or establish an exemption from backup withholding, (2) furnishes an incorrect TIN, (3) fails to report properly certain interest or dividend income or (4) under certain circumstances, fails to certify under the penalty of perjury that the TIN furnished is the correct number and that such holder is not subject to backup withholding under the Code. Any amounts withheld under the back-up withholding rules from payments to a U.S. Holder will be allowed as a credit against such holder’s United States federal income tax liability and may entitle the holder to a refund, provided that the required information is furnished to the Internal Revenue Service. Back-up withholding will not apply, however, with respect to payments made to certain holders of the notes, generally including corporations, provided that their exemption from back-up withholding is properly established. U.S. Holders should consult their tax advisors as to their qualification for exemption from back-up withholding and the procedure for obtaining such an exemption.

U.S. Federal Income Tax Consequences to Non-U.S. Holders

The following discussion applies only to non-U.S. holders. This discussion does not address all aspects of United States federal income taxation that may be relevant to such non-U.S. holders in light of their special circumstances. For example, special rules may apply to a non-U.S. holder that is a “controlled foreign corporation,” “passive foreign investment company” or “foreign personal holding company,” and such holders should consult their own tax advisors to determine the United States federal, state, local and other tax consequences that may be relevant to them.

Payments of Interest

Subject to the discussion below concerning effectively connected income and backup withholding, interest payments on the notes will not be subject to the 30% United States federal withholding tax provided that:

•	the holder does not own actually or constructively 10% or more of the total combined voting power of all classes of our stock entitled to vote;

•	the holder is not a controlled foreign corporation related to us through actual or constructive stock ownership;

•	the holder is not a bank whose receipt of interest on the notes is described in Section 881(c)(3)(A) of the Code; and

•	either (i) the holder provides the holder’s name and address to us or our paying agent on an IRS Form W-8BEN (or other applicable form) and certifies under penalty of perjury that the holder is not a United States person, or (ii) a financial institution holding the notes on the holder’s behalf certifies to us or our paying agent under penalty of perjury that it has received an IRS Form W-8BEN (or other applicable form) from the beneficial owner and provides a copy or, in the case of certain foreign intermediaries, satisfies other certification requirements under the applicable U.S. Treasury regulations.

Special certification requirements apply to certain non-U.S. holders that are entities rather than individuals.

If a holder cannot satisfy the requirements described above, payments of interest to the holder will be subject to the 30% United States federal withholding tax, unless the holder qualifies for a reduced rate of withholding under a tax treaty or the payments are exempt from withholding because they are effectively connected with the holder’s conduct of a trade or business in the United States and, where a tax treaty applies, are attributable to a United States permanent establishment maintained by the holder. In order to claim a reduction in or exemption from the 30% withholding tax under an applicable tax treaty, a holder must provide a properly executed IRS Form W-8BEN (or a suitable substitute form). In order to claim that interest payments are exempt from the withholding tax because they are effectively connected with the holder’s conduct of a trade or business in the United States, the holder must provide a properly executed IRS Form W-8ECI (or a suitable substitute form).

A non-U.S. holder eligible for a reduced rate of United States withholding tax pursuant to an income tax treaty may obtain a refund of any excess amounts withheld by filing an appropriate claim for refund with the IRS.

Constructive Dividends in Respect of the Notes

Certain adjustments in the conversion rate of the notes may be treated as a taxable dividend to a non-U.S. holder. See “Tax Consequences to U.S. Holders—Constructive Dividends in Respect of the Notes” above and “—Dividends on the Class A Common Stock” below.

Conversion of the Notes

A non-U.S. holder’s conversion of a note into shares of Class A common stock generally will not be a taxable event except with respect to cash received in lieu of a fractional share, which will be taxed as described below under “—Sale, Exchange or Retirement of the Notes and Sale or Exchange of the Class A Common Stock.”

Dividends on the Class A Common Stock

Distributions made to a non-U.S. Holder with respect to the Class A common stock that are treated as dividends paid, as described above under “Tax Consequences to U.S. Holders—Dividends on the Class A Common Stock,” and any deemed dividends resulting from adjustments to the conversion ratio of the notes will be subject to United States federal withholding tax at a 30% rate, unless (1) the holder qualifies for a reduced rate of withholding under a tax treaty or (2) the payments are exempt from withholding because they are effectively connected with the holder’s conduct of a trade or business in the United States and, where a tax treaty applies, are attributable to a United States permanent establishment maintained by the holder. In order to claim a reduction in or exemption from the 30% withholding tax under an applicable tax treaty, a holder must provide a properly executed IRS Form W-8BEN (or a suitable substitute form). In order to claim that dividend payments are exempt from the withholding tax because they are effectively connected with the holder’s conduct of a trade or business in the United States, the holder must provide a properly executed IRS Form W-8ECI (or a suitable substitute form).

Sale, Exchange or Retirement of the Notes and Sale or Exchange of the Class A Common Stock

A non-U.S. holder generally will not be subject to United States federal income tax or withholding tax on any gain realized on the sale, exchange or retirement of a note or a sale or exchange of the Class A Common Stock unless:

•	the gain is effectively connected with a trade or business of the non-U.S. holder in the United States and, where a tax treaty applies, is attributable to a United States permanent establishment maintained by the holder;

•	the holder is an individual who is present in the U.S. for at least 183 days during the year of disposition of the note or shares and other conditions are satisfied; or

•	section 897 of the Code applies to the holder.

If a holder is engaged in a trade or business in the United States and the holder’s investment in a note or the Class A common stock is effectively connected with such trade or business, the holder will be subject to regular United States federal income tax on a net income basis on any payments of interest or dividends and any gain recognized upon a sale of the notes or Class A common stock in the same manner as if the holder were a U.S. holder. In addition, if the holder is a foreign corporation, the holder may be subject to a branch profits tax of 30% (or the lower rate provided by an applicable income tax treaty) of the holder’s earnings and profits for the taxable year that are effectively connected with the holder’s conduct of a trade or business in the United States. If a holder is eligible for the benefits of a tax treaty, any effectively connected income or gain will generally be subject to U.S. federal income tax only if it is also attributable to a permanent establishment maintained by the holder in the United States.

We believe that we are currently a United States real property holding corporation and that we are likely to remain one. As a result, section 897 may require any gain realized by a non-U.S. holder upon the disposition of a note or our Class A common stock to be treated as effectively connected with the conduct of a trade or business in the United States and taxable in the manner described above. In addition, if we are a United States real property holding corporation, section 1445 of the Code may impose a United States withholding tax, at a rate of 10%, on the amount realized upon the sale or exchange of a note or our Class A common stock by a non-U.S. holder. As long as our Class A common stock continues to be regularly traded on the New York Stock Exchange, however, we believe that a non-U.S. holder will not be subject to United States federal income tax under section 897 on any gain realized upon a sale or exchange of a note or our Class A common stock or to withholding on the amount realized under section 1445, so long as the following conditions are met:

•	in the case of a disposition of a note, and if the notes are regularly traded on an established securities market within the meaning of applicable regulations, the holder has not directly or indirectly owned more than 5% of the total fair market value of the outstanding notes at any time during the five-year period preceding the disposition;

•	in the case of a disposition of Class A common stock, the holder has not directly or indirectly owned more than 5% of the total fair market value of the outstanding Class A common stock at any time during the five-year period preceding the disposition; and

•

in the case of a disposition of a note at a time when the notes are not regularly traded on an established securities market within the meaning of applicable regulations, on the date of acquisition by the holder of any of the notes or any other interests in our company, other than an interest solely as a creditor, that are not regularly traded on an established securities market, the aggregate fair market value of all such notes and other interests owned directly or indirectly by the holder does not exceed 5% of the aggregate value of our outstanding Class A common stock.

We urge you to consult with your tax advisor to determine whether you meet these conditions, or whether you otherwise qualify for exemption from section 897 and section 1445.

Information Reporting and Backup Withholding

We must report annually to the IRS the amount of interest, dividends or other distributions we pay to non-U.S. holders and the amount of tax we withhold on these payments, regardless of whether withholding is required. The IRS may make copies of the information returns reporting those dividends and amounts withheld available to the tax authorities in the country of residence of the non-U.S. holder pursuant to the provisions of an applicable income tax or exchange of information treaty.

The United States imposes a backup withholding tax on interest, dividends and certain other types of payments to U.S. persons. A non-U.S. holder will not be subject to backup withholding tax on such payments if the holder provides proper certification, usually on an IRS Form W-8BEN, of the holder’s status as a non-U.S. person.

In general, information reporting and backup withholding are not required with respect to the amount of any proceeds from the sale by a non-U.S. holder of a note or shares of our Class A common stock if the sale is made outside the United States through a foreign office of a foreign broker that does not have certain specified connections to the United States. However, if the sale is made through a U.S. broker or the United State office of a foreign broker, the broker will be required to report to the IRS the amount of proceeds paid to the non-U.S. holder and also withhold backup withholding taxes unless the holder provides appropriate certification, usually on an IRS Form W-8BEN, to the broker. Information reporting but not backup withholding also applies, unless the appropriate certification is provided, if the sale is made through a foreign broker deriving more than a specified percentage of its income from United States sources or having certain other connections to the United States.

Backup withholding is not an additional tax, and amounts withheld as backup withholding will be allowed as a refund or credit against a holder’s federal income tax liability, provided that the required information is furnished to the IRS.

Non-U.S. holders should consult with their tax advisor regarding the application of information reporting and backup withholding in their particular situations, the availability of exemptions and the procedures for obtaining those exemptions, if available.

PLAN OF DISTRIBUTION

Selling securityholders may offer and sell, from time to time, the notes and the shares of our Class A common stock issuable upon conversion of the notes covered by this prospectus. We refer to both the notes and the underlying shares of common stock, individually and together, as the securities. The term selling securityholders includes donees, pledgees, transferees or other successors-in-interest selling securities received after the date of this prospectus from a selling securityholder as a gift, pledge, partnership distribution or other non-sale related transfer. The selling securityholders will act independently of us in making decisions with respect to the timing, manner and size of each sale.

We have been advised by the selling securityholders that they may sell all or a portion of the securities beneficially owned by them and offered hereby from time to time:

•	directly; or

•	through underwriters, broker-dealers or agents, who may receive compensation in the form of discounts, commissions or concessions from the selling securityholders or from the purchasers of the securities for whom they may act as agent.

The securities may be sold from time to time in one or more transactions at:

•	fixed prices, which may be changed;

•	prevailing market prices at the time of sale;

•	varying prices determined at the time of sale; or

•	negotiated prices.

These prices will be determined by the holders of the securities or by agreement between these holders and underwriters or dealers who may receive fees or commissions in connection with the sale. The aggregate proceeds to the selling securityholders from the sale of the securities offered by them hereby will be the purchase price of the securities less discounts and commissions, if any.

The sales described in the preceding paragraph may be effected in transactions:

•	on any national securities exchange or quotation service on which the securities may be listed or quoted at the time of sale, including the New York Stock Exchange in the case of the shares of our Class A common stock;

•	in the over-the-counter market;

•	in transactions otherwise than on such exchanges or services or in the over-the-counter market; or

•	through the writing of options.

These transactions may include block transactions or crosses. Crosses are transactions in which the same broker acts as an agent on both sides of the trade.

The shares of our Class A common stock issuable upon conversion of the notes will be listed, and may be traded, on the New York Stock Exchange under the symbol “AMT.”

In addition, the selling securityholders may sell any securities that qualify for sale pursuant to Rule 144 or Rule 144A under the Securities Act rather than pursuant to this prospectus.

To the extent required, we may amend or supplement this prospectus to describe a specific plan of distribution. In connection with the sale of the securities, the selling securityholders may enter into hedging transactions with broker-dealers or other financial institutions. In connection with those transactions, broker-dealers or other financial institutions may engage in short sales of the securities in the course of hedging the positions they assume with selling securityholders. The selling securityholders may also sell the securities short and redeliver the securities to close out their short positions. The selling securityholders may also enter into option or other transactions with broker-dealers or other financial institutions that require the delivery to the broker-dealer or other financial institution of securities offered by this prospectus, which securities the broker-dealer or other financial institution may resell pursuant to this prospectus, as supplemented or amended to reflect the transaction. The selling securityholders may also pledge securities to a broker-dealer or other financial institution, and, upon a default, the broker-dealer or other financial institution, may effect sales of the pledged securities pursuant to this prospectus, as supplemented or amended to reflect the transaction.

In effecting sales, broker-dealers or agents engaged by the selling securityholders may arrange for other broker-dealers to participate. Broker-dealers or agents may receive commissions, discounts or concessions from the selling securityholders in amounts to be negotiated immediately prior to the sale.

Each of the selling securityholders which is an affiliate of a registered broker-dealer has represented to us that it purchased the notes and/or the Class A common stock issuable upon conversion of the notes in the ordinary course of business and at the time of such purchase, the selling securityholder had no agreements or understandings, directly or indirectly, with any person to distribute such notes and/or Class A common stock issuable upon conversion of the notes.

In offering the securities covered by this prospectus, the selling securityholders and any broker-dealers who execute sales for the selling securityholders may be treated as “underwriters” within the meaning of the Securities Act in connection with sales. Any profits realized by the selling securityholders and the compensation of any broker-dealer may be treated as underwriting discounts and commissions. To our knowledge, there are currently no plans, arrangements or understandings between any selling securityholders and any underwriter, broker-dealer or agent regarding the sale of the securities by the selling securityholders.

In order to comply with the securities laws of certain states, the securities must be sold in those states only through registered or licensed brokers or dealers. In addition, in certain states the securities may not be sold unless they have been registered or qualified for sale in the applicable state or an exemption from the registration or qualification requirement is available and is complied with.

The selling securityholders and any other person participating in a distribution will be subject to the Exchange Act. The Exchange Act rules include, without limitation, Regulation M, which may limit the timing of purchases and sales of any of the securities by the selling securityholders and other participating persons. In addition, Regulation M may restrict the ability of any person engaged in the distribution of the securities to engage in market-making activities with respect to the particular security being distributed for a period of up to five business days prior to the commencement of the distribution. This may affect the marketability of the securities and the ability of any person or entity to engage in market-making activities with respect to the securities.

We will make copies of this prospectus available to the selling securityholders for the purpose of satisfying the prospectus delivery requirements of the Securities Act, which may include delivery through the facilities of the New York Stock Exchange pursuant to Rule 153 under the Securities Act. The selling securityholders may indemnify any broker-dealer that participates in transactions involving the sale of the securities against certain liabilities, including liabilities arising under the Securities Act.

At the time a particular offer of securities is made, if required, a prospectus supplement will be distributed that will set forth the number of securities being offered and the terms of the offering, including the name of any underwriter, dealer or agent, the purchase price paid by any underwriter, any discount, commission and other item constituting compensation, any discount, commission or concession allowed or reallowed or paid to any dealer, and the proposed selling price to the public.

We and the selling securityholders have each agreed to indemnify the other against certain liabilities, including certain liabilities arising under the Securities Act, or, in the alternative, that each party will be entitled to contribution in connection with those liabilities. We will bear all fees and expenses incurred in connection with the registration of the securities, except that selling securityholders will pay all broker’s commissions and, in connection with any underwritten offering, underwriting discounts and commissions.

LEGAL MATTERS

The validity of the notes offered by this prospectus and of the shares of our Class A common stock that may be issued upon conversion of the notes and offered by this prospectus will be passed upon for us by our counsel, Palmer & Dodge LLP, Boston, Massachusetts. In rendering its opinion, Palmer & Dodge LLP will rely on the opinion of Cleary, Gottlieb, Steen & Hamilton with respect to matters of New York law. A partner of Palmer & Dodge LLP holds options to purchase 7,200 shares of our Class A common stock at $18.75 per share.

EXPERTS

The consolidated financial statements of American Tower Corporation incorporated in this prospectus by reference from American Tower Corporation’s Current Report on Form 8-K dated December 18, 2003, have been audited by Deloitte & Touche LLP, independent auditors, as stated in their report dated February 24, 2003 (except for the last paragraph of note 1 and paragraph 9 of note 2 as to which the date is July 25, 2003 and the last four paragraphs of note 2 as to which the date is December 15, 2003) which report expresses an unqualified opinion and includes explanatory paragraphs relating to the adoption of (1) Statement of Financial Accounting Standard No. 133, “Accounting for Derivative Instruments and Hedging Activities,” as amended and Statement of Financial Accounting Standard No. 142, “Goodwill and Other Intangible Assets;” and (2) Statement of Financial Accounting Standard No. 145, “Rescission of FASB Statements No. 4, 44, and 64, Amendment of FASB Statement No. 13, and Technical Corrections,” which is incorporated herein by reference, and has been so incorporated in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.